Exhibit 99.2

catalyst paper corporation

Management’s Discussion and Analysis

2015 fourth quarter and year end results

President’s Message to Shareholders

2015 was a critical year in the transformation of Catalyst Paper. The first half of the year was dominated by the integration of our newly-acquired U.S. mills, completing major investments in business capability and finalizing a strategic plan for the future. The second half of 2015 focused upon execution, and I am proud to report that we delivered a step change in financial performance, positioning the company for further performance improvement in 2016.

Investing for the future

We started the year by finalizing our acquisition of the Rumford, Maine and Biron, Wisconsin mills. This acquisition was truly a transformative event for Catalyst. We doubled in size and expanded our geographic footprint. We extended our product offering and are now North America’s largest coated groundwood paper producer, a major producer of coated freesheet papers, and have a growing presence in coated one-side specialty papers.

From our first day as a larger and stronger company, it was clear that our 1,200 new employees shared our core values, especially our commitment to act like owners and aggressively pursue stretch performance targets. Our common philosophy supported the acceleration of integration efforts, enabled the successful separation of information systems and drove $49.6 million in value creation through our employee-driven Opportunities for Improvement (OFI) Program, which is measured as year over year improvement over the previous year’s results.

Concurrently, Catalyst strengthened its executive and mill leadership teams, and launched a formal mill revitalization program in 2015 to deliver step change cost reduction at three of our facilities. This revitalization program, which was launched at Powell River at the beginning of the year, was extended to our two U.S. mills mid-year and was a major driver behind the improved performance and financial results in the second half of the year.

We also completed a number of major, strategic capital projects in the year, including the Recovery Boiler upgrade at the Rumford mill and the G13 Turbine at Powell River – both of which were delivered safely, on time and on budget. The Canadian mills also piloted a load curtailment project, which has led to the reduction of electricity usage.

On the safety front, two of our five mills delivered their best safety performance on record, and while we improved our safety systems and behaviours, our progress was tragically overshadowed by the loss of a long-term employee who was fatally injured at our Crofton mill in January 2016. This loss is a profound reminder of what’s at stake when we talk about safety and has intensified our resolve to improve our safety culture.

Financial Results

Consistent with our plans, we moved from investment in the first half of 2015 to execution in the second half of the year. In the first half of 2015, we reported a $5.2 million adjusted earnings before tax, depreciation and amortization (EBITDA) loss, while we delivered positive EBITDA of $53.9 million in the second half of the year.

Stronger second half results led to full year adjusted EBITDA before specific items of $86.7 million compared to adjusted EBITDA before specific items of $51.2 million in 2014. Adjusted EBITDA was negatively impacted by specific items of approximately $38 million, including the Rumford recovery boiler upgrade, the Crofton oxygen plant outage, significant second quarter market curtailments at our Rumford, Port Alberni and Powell River mills, as well as costs related to the imposition of countervailing duties on U.S. exports of supercalendered paper. Adjusted EBITDA was $48.7 million in 2015 compared to $47.6 million in the previous year.

The company recorded a net loss of $49.4 million and a net loss before specific items of $28.0 million in 2015. This compared to a net loss of $72.3 million, and a net loss before specific items of $28.3 million in 2014.

Free cash flow in 2015 was negative $37.6 million, compared to negative $17.2 million in 2014. We ended the year with liquidity of $93.8 million.

Leading the way in challenging markets

North American demand for all paper grades decreased in 2015. The decline was most significant for directory, newsprint and mechanical paper grades as a result of the continued growth of digital alternatives and compounded by the challenge of oversupply, due to increased imports as a result of the strong U.S. dollar.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	1

Within this challenging market context, our sales team made impressive strides by successfully increasing the sales of existing products in rapidly declining markets and establishing Catalyst as a preferred supplier of various grades of coated paper. This was achieved by continuing to deliver superior customer services and establishing long term, value added customer partnerships. It is worth noting that Catalyst’s internationally recognized sustainability commitment continues to offer a competitive advantage as our green pedigree and avoidance of controversial fibre provides a unique halo factor for brand conscious customers.

I would like to acknowledge the contribution of Jim Bayles, Senior Vice President, Sales & Marketing, who will retire from Catalyst in March 2016 after a distinguished 40-year career with the company. Jim leaves a legacy of strong customer relationships built on service, trust and a personal commitment to exceed expectations. It is a legacy that will continue to define our company’s success as we continue to strive to grow market share one customer at a time.

Positioned for success

In 2016, we have ambitious goals for both cost reduction and revenue growth.

In operations, we will expand our revitalization initiative to all Catalyst mills with the goal of moving each facility to first quartile performance, while continuing to encourage participation in our OFIs Program, which not only drives financial performance improvements, but also strengthens our employees’ sense of ownership in the business.

Our sales and new product development teams will focus on accelerating market share growth of coated specialty and lighter weight mechanical grades, in parallel with the commercialization of new higher-value, non-printing and writing grades of paper. We will also grow our green energy generation capabilities to reduce costs and generate more revenue through electricity sales.

These are ambitious goals, but I believe they are achievable based on the expansion of our proven performance improvement programs combined with our continued sharp focus on the critical priorities of bottom line cost reduction and top line growth. Most importantly, I have confidence in our employees who each and every day challenge the status quo and take pride in their ability to continually drive performance improvements. It is this ownership culture that will ensure we are successful today and in the future.

Joe Nemeth

President & Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before specific items, average delivered cash costs per tonne, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 11, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as at February 29, 2016, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2015 and 12 months ended December 31, 2015. Disclosure contained in this document is current to February 29, 2016, unless otherwise stated.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Canadian securities laws (collectively, “forward statements”) including, without limitation, forward-looking statements concerning our strategy, plans, future operating performance, contingent liabilities and outlook. These statements relate to, among, other things, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expression’s. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties detailed below in section 15, Risks and Uncertainties:

•	Various market, environmental, financial and human resource risks related to the recent acquisition of the Biron and Rumford paper mills in the United States;

•	Supply interruptions which may occur due to reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group;

•	Uncertainty related to our ability to successfully integrate the recently acquired Biron and Rumford paper mills into our operations;

•	Our inability to generate sufficient cash to service all our indebtedness;

•	Risks related to our level of indebtedness which may limit our financial and operating activities;

•	The limited trading market for our common shares;

•	Fluctuations in the demand and market price for our products;

•	The impact that media trends may have on demand for our products;

•	Fluctuations in foreign exchange rates;

•	The effects of competition from domestic and foreign producers;

•	Risks related to the international sale of our products;

•	Fluctuations in the cost and supply of wood fibre;

•	Dependence on the supply of certain raw materials;

•	The effect of future losses on our liquidity and ongoing operations;

•	Uncertainty relating to labour relations;

•	Dependence on third party transportation providers;

•	The impact on our operations of aboriginal land claims in Canada;

•	The impact of increases in energy costs on our business;

•	Costs which may be necessary for us to incur in order to comply with environmental laws and regulations;

•	The impact on our business of equipment failures and the need to increase capital and maintenance expenditures;

•	Legal proceedings;

4	CATALYST PAPER 2015 ANNUAL REPORT

•	Failure of certain customers to pay us promptly and in full under the credit terms that we extend to them;

•	The retention of certain qualified management personnel;

•	Limitations and exclusions contained in our insurance policies;

•	Risks related to natural disasters in regions where our mills are located;

•	The impact of our benefit pensions plans and other post-retirement benefit plans on our financial condition; and

•	The impact of a change in legal control.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Assumptions have been made with respect to our forward-looking statements, including those identified below, which could prove to be significantly incorrect:

•	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	Our ability to successfully obtain cost savings from our cost reduction initiatives;

•	Our ability to successfully integrate the recently acquired Biron and Rumford mills into our operations;

•	Our ability to implement business strategies and pursue opportunities;

•	Expected cost of goods sold;

•	Expected component supply costs and constraints; and

•	Expected foreign exchange and tax rates.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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Management’s Discussion and Analysis

1.	Company Profile	7

2.	Annual Overview - 2015	9

3.	Strategy	14

4.	Consolidated Results - Annual	22

5.	Segmented Results - Annual	23

6.	Consolidated and Segmented Results - Quarterly	32

7.	Financial Condition	38

8.	Liquidity and Capital Resources	39

9.	Contingencies	42

10.	Summary of Quarterly Results	43

11.	Non-GAAP Measures	43

12.	Critical Accounting Policies and Estimates	47

13.	Changes in Accounting Policies	52

14.	Impact of Accounting Pronouncements Affecting Future Periods	52

15.	Risks and Uncertainties	52

16.	Governance and Management Systems	61

17.	Sensitivity Analysis	62

18.	Outlook	63

19.	2016 Key Objectives	65

20.	Disclosure Controls and Internal Control over Financial Reporting	66

Consolidated Financial Statements

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1.	Company Profile

We are the largest producer of mechanical printing papers in Western North America and the largest producer of coated groundwood paper in North America. In 2015, our business was comprised of four business segments: coated paper, uncoated paper, newsprint, and pulp. Coated paper includes coated freesheet, coated groundwood, and coated one-sided specialty paper. Uncoated paper includes uncoated mechanical and directory paper. We are the only producer of coated groundwood paper and soft-calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River and two paper mills in the U.S. in Rumford, Maine and Biron, Wisconsin. Our Crofton and Rumford mills each include two-line kraft pulp operations. Our Crofton mill produces kraft pulp primarily to market and sell into the Asian market, while our Rumford mill produces kraft pulp primarily as furnish used to manufacture the mill’s coated paper products.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

coated Paper

Our largest business segment is coated paper, which generated 52% of 2015 consolidated sales revenue; our coated paper products are sold to a diversified customer base that includes retailers, commercial printers and magazine and catalogue publishers, as well as labels, packaging and pressure-sensitive face papers for our coated one-sided specialty paper. In 2015, 93% of coated paper sales volume was sold to customers in North America.

uncoated Paper

Uncoated paper generated 19% of 2015 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. In 2015, 88% of uncoated paper sales volume was sold to customers in North America.

Newsprint

Newsprint sales generated 12% of 2015 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in Western and Central North America, Asia and Latin America. In 2015, 44% of newsprint sales volume was sold to customers in North America.

Pulp

As described under section 5, Segmented results – annual, the pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The revenue and costs related to market pulp produced at our Rumford mill has been recognized as a corporate adjustment outside of our segmented results.

Pulp sales generated 17% of 2015 consolidated sales revenue. The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products. In 2015, 96% of NBSK pulp sales volume from Crofton was sold to customers in Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility which provides a competitive advantage shipping direct to Asian markets. In 2015, 74% of NBHK pulp sales from Rumford were sold to customers in North America.

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2016 PRODUCT APPLICATIONS

Segment	Coated Paper			Uncoated Paper			Newsprint	Market Pulp
	Coated	Coated	Coated	Soft-
Category	Freesheet	Groundwood	Specialties	calendered	Machine Finished	Directory
Brand Names	Orion	Escanaba	Oxford	Electracal	Electrabrite	Catalyst	Marathon	Crofton Kraft
	Vision Ascent	Dependoweb Pacificote		Electraprime	Electrabrite Book Electrastar		Marathon Lite	Swift River Kraft
Capri
Consoweb
Basis weight (g/m2)	67-118	38-118	81-104	45-52	41.5-74	29-40	38-45	n/a
Applications	high-end magazines, direct mail, upscale catalogues, commercial print, reports	retail inserts, magazines, catalogues, direct mail, commercial print, brochures, coupons	glue-applied labels, gift wrap, envelopes, packaging, pressure-sensitive face papers	retail inserts, magazines, catalogues, flyers, direct mail	retail inserts, magazines, catalogues, flyers, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty papers products
Total capacity (tonnes)	997,000			466,000			350,000	491,000
% of total capacity	44%			20%			15%	21%

ESTIMATED 2016 Capacity by Mill Location and Product Line 1

		Coated Paper [1]			Uncoated Paper [1]		Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	Coated Freesheet	Coated Groundwood	Coated One- Sided Specialty	Uncoated Mechanical	Directory	Newsprint	Market Pulp
Crofton, B.C. [4]	2	–	–	–	–		350,000	377,000 [2]	727,000
Port Alberni, B.C.	2	–	224,000	–	–	116,000	–	–	340,000
Powell River, B.C. [5]	2	–	–	–	350,000		–	–	350,000
Rumford, ME [6]	2	237,000	154,000	47,000				114,000 [3]	552,000
Biron, WI	2	–	335,000	–					335,000
Total capacity (tonnes)	10	237,000	713,000	47,000	350,000	116,000	350,000	491,000	2,304,000
% of total capacity		11%	31%	2%	15%	5%	15%	21%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated mechanical, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 407,000 tonnes, of which 377,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 485,000 tonnes, of which 114,000 tonnes are designated as market pulp with the remaining 371,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed since 2010.
5	No. 9 paper machine at Powell River remains indefinitely curtailed since 2014.
6	No. 12 paper machine at Rumford was indefinitely curtailed on September 1, 2015.

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Geographic sales distribution

Our products are sold globally. North America continues to be our principal market, comprising 69% of consolidated sales volume for 2015.

2.	Annual Overview - 2015

Business overview

The acquisition of the U.S. paper mills in Biron, Wisconsin and Rumford, Maine was a transformational event for our company, and significantly changed our product mix, cost structure, operational footprint and market share of coated paper. As expected, earnings and cash flow for the first half of 2015 were negatively impacted by higher capital spending, transition and separation costs related to the integration of the U.S. paper mills, and a delay in fully eliminating the costs related to the indefinite curtailment of Powell River’s No. 9 paper machine in December 2014. Our results improved significantly in the second half of the year due to integration synergies, product mix optimization and continued mill revitalization efforts.

A number of one-time events negatively impacted our operating earnings for the year, significantly increasing maintenance, labour and overhead costs and lowering production volumes. These events, which reduced our earnings by approximately $38 million, included the Rumford recovery boiler upgrade, Crofton oxygen plant outage, significant second quarter market curtailment at our Rumford, Port Alberni and Powell River mills, restructuring costs related to Powell River’s revitalization, legal fees and duties incurred on a countervailing action and acquisition costs related to the U.S. paper mills.

The positive impact of a weaker Canadian dollar was mostly offset by lower paper and pulp pricing, due to declining North American paper demand, increased foreign paper imports into the U.S. in response to the strong U.S. dollar, and the impact of economic slowdown in China on the pulp market. The profitability of our supercalendered paper sales were negatively impacted by the imposition of countervailing duties on our U.S. exports, as further described below under the heading Imposition of Countervailing Duties.

Our mill revitalization program, first initiated at the Powell River mill in the fourth quarter of 2014, has been expanded to both of our U.S. mills. Under this program, we have realized substantial reductions in headcount and related labour costs along with other cost savings across our operations. This was partially offset by the negative impact of a hydroelectricity rate increase on our Canadian operations, high energy cost in the first quarter at our U.S. operations due to exceptionally cold weather, significant price escalation on fibre in the regions where our U.S. mills are located, and the strong U.S. dollar pushing U.S. dollar denominated costs higher.

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Financial Performance

We recorded a net loss of $49.4 million and a net loss before specific items of $28.0 million in 2015. This compared to a net loss of $72.3 million and a net loss before specific items of $28.3 million in 2014.

Significant specific items in 2015 included a bargain purchase gain related to the acquisition of the U.S. paper mills, market curtailment at our Port Alberni, Powell River and Rumford mills, the cost and production impact of an unplanned oxygen plant outage at our Crofton mill, a recovery boiler upgrade at our Rumford mill, restructuring costs, professional fees related to a countervailing action filed against the company and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Significant specific items in the prior year included an impairment charge on fixed assets, acquisition costs related to the U.S. paper mills, restructuring costs related to the Powell River No. 9 indefinite curtailment, settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd and a net loss on the settlement of debt.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2015	2014	2013
Sales [2]	$1,991.1	$1,109.3	$1,051.4
Operating earnings (loss) [2]	(12.7)	(13.5)	(87.8)
Depreciation and amortization [2]	61.4	44.6	47.0
Adjusted EBITDA [1,2]	48.7	47.6	46.1
− before specific items [1,2]	86.7	51.2	47.3
Net earnings (loss) attributable to the company	(49.4)	(72.3)	(127.6)
− before specific items [1]	(28.0)	(28.3)	(31.5)
Total assets	919.1	668.7	700.1
Total long-term liabilities	788.1	624.0	565.5
Adjusted EBITDA margin [1,2]	2.4%	4.3%	4.4%
− before specific items [1,2]	4.4%	4.6%	4.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
− basic and diluted from continuing operations	$(3.41)	$(4.99)	$(9.01)
− basic and diluted from discontinued operations	–	–	0.21
− before specific items	(1.93)	(1.95)	(2.17)
(In thousands of tonnes)
Sales [2]	2,134.3	1,389.3	1,373.3
Production [2]	2,136.8	1,403.5	1,382.6
Common shares (millions)
At period-end	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5

1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2015.

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Market Overview

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
Source: PPPC

3500
2625
1750
875
0

	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4
COATED FREESHEET	1036	1037	1081	1013	1017	1003	1051	1004	993	952	992	961
COATED GROUNDWOOD	825	833	891	830	773	762	824	855	747	687	765	702
UNCOATED MECHANICAL*	833	887	968	975	828	927	890	902	772	772	815	800
LIGHTWEIGHT UNCOATED	94	89	98	81	75	71	81	65	57	47	58	57
NEWSPRINT	1,105	1,108	1,119	1,138	1,030	1,037	1,008	995	905	921	877	954
NBSK PULP	3,310	3,162	3,286	3,306	3,204	3,170	3,169	3,155	3,128	3,273	3,257	3,275

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2015. The decline in North American demand was most significant for directory paper at 25.0%, while newsprint and uncoated mechanical grades declined by 10.1% and 10.9%, respectively. The 9.7% reduction in demand for coated groundwood was partly due to capacity closures in the year, while the decline in coated freesheet demand was more moderate at 4.3%. Declining demand and increased imports due to the strong U.S. dollar drove average benchmark prices lower for newsprint and uncoated mechanical. Directory prices remained flat, while prices for coated paper increased due to capacity closures which more than offset the decline in demand.

The global market for NBSK pulp increased by 1.9% from the prior year. NBSK pulp benchmark prices for China decreased in 2015 due to increased pulp capacity and economic slowdown in China.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing. The final purchase price is subject to certain additional post-closing adjustments.

The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs of $4.5 million were incurred of which $1.4 million was incurred in Q1 2015.

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Subsequent adjustments were made to the bargain purchase gain recognized on the date of the acquisition related to pension liabilities, long-term environmental remedial obligations, workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The adjustments resulted in an increase to the bargain purchase gain recognized on the date of acquisition.

Harmonization of Paper Brands

On May 4, 2015, our coated product offering transitioned to consist of the Orion, Vision, Escanaba, Dependoweb, Capri and Consoweb brands. Production of these brands commenced at Port Alberni, while continuing at Biron and Rumford. Extensive market analysis revealed that these legacy NewPage brands benefit from deep market share and a long history of customer acceptance. We believe that these brands will give us a competitive advantage in the marketplace. On September 14, 2015, we launched an expanded Oxford C1S line-up of products for multiple market segments, including Cut and Stack Labels, Commercial C1S & Lamination and Pressure Sensitive applications.

Major Investment at Rumford Mill

In the second quarter, we upgraded the Rumford mill’s Recovery Boiler C by replacing the 35-year-old generating bank. The total incremental cost and lost contribution related to the shut was $11.0 million plus an additional $4.5 million in capital spend. The production impact of the shut was lost pulp production of 9,185 tonnes. This upgrade was a major building block to achieve a step change in energy costs at the Rumford mill. This investment, along with moving power boiler maintenance to the fall (to ensure maximum steaming rate capability for the winter months) and the shift in product mix to more coated freesheet, positioned the mill to be a net seller of electricity during the winter period.

Operating Issues at Crofton Mill

In the second quarter, the Crofton mill was impacted by significant operating issues impacting its oxygen plant that resulted in production losses of 8,668 tonnes of pulp and 8,785 tonnes of paper. We incurred incremental costs and lost contribution of $4.4 million due to the outage.

Executive Changes

Effective July 20, 2015, Frank De Costanzo was appointed Senior Vice President and Chief Executive Officer of the Corporation. Mr. De Costanzo’s predecessor, Brian Baarda, resigned from the Corporation effective April 14, 2015.

Indefinite Curtailment of Rumford No. 12 Paper Machine

On September 1, 2015, we indefinitely curtailed Paper Machine No.12 at Rumford after temporarily curtailing the machine on May 20, 2015 due to a lack of orders and a declining market for the coated paper manufactured on No. 12.  The curtailment resulted in the elimination of 51 positions. We do not anticipate that the outlook for product manufactured on No. 12 will change in the foreseeable future. The indefinite curtailment resulted in reduced coated paper production of approximately 80,000 tonnes based on the prior year’s production on the No. 12 machine.

Imposition of Countervailing Duties

On July 28, 2015, the U.S. Department of Commerce (DOC) issued its Preliminary Determination to impose countervailing duties on Canadian imports of supercalendered paper (SC Paper) from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order. On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review. On February 16, 2016, the petitioners filed additional subsidy allegations against Catalyst. It is not yet determined whether the DOC will permit such additional allegations to become part of the expedited review at this stage of the process.

12	CATALYST PAPER 2015 ANNUAL REPORT

Energy Cost Mitigation

In October, a high pressure steam turbine and generator (G13) were taken into active use at our Powell River mill. G13 was the first project completed by Catalyst Paper under the BC Hydro Power Smart Program. The project was completed on time and on budget, and will reduce annual energy cost by approximately $4.7 million.

On November 1, 2015, BC Hydro launched a load curtailment pilot initiative for its industrial customers to reduce peak power needs across BC. The net benefit realized under the pilot program in 2015 was $0.7 million.

Successful Transition and System Separation

On November 13, 2015, we successfully completed the separation of all business software systems and related infrastructure from Verso Corporation. We ended all transition services under the Transition Services Agreement with Verso Corporation on a timely basis subsequent to the system separation. Total transition and separation costs related to the acquisition of the U.S. paper mills was approximately US$14 million, of which US$6.1 million was capitalized as information system assets. A substantial portion of these costs were one-time, nonrecurring in nature as it related to transition and system separation activities.

Fatality at Crofton Mill

On January 27, 2016, a mill employee was fatally injured at the Crofton mill as a result of an industrial vehicle roll-over. The mill activated its Emergency Response Plan, and the RCMP and WorkSafe BC were promptly contracted to launch an investigation of the incident. WorkSafe BC is leading the investigation into the circumstances surrounding the incident to determine cause. The RCMP and Coroner’s Office are also investigating and the company is fully supporting the investigations.

Canadian Dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	13

US$/CDN$ Exchange

	2013				2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881	0.806	0.813	0.764	0.749
Average effective rate	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881	0.805	0.813	0.764	0.749
Period-end spot rate	0.985	0.951	0.972	0.940	0.905	0.937	0.892	0.862	0.789	0.802	0.747	0.723

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2015 primarily due to falling oil and other commodity prices and continued to trade below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2015. The US$/CDN$ exchange rate movement in 2015 compared to 2014 resulted in a positive variance of $192.4 million on revenue and a positive variance of $124.1 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $57.7 million on the translation of U.S. dollar denominated debt in 2015, compared to an after-tax foreign exchange loss of $24.1 million in 2014. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2015 we had foreign currency options and forward contracts with a notional principal of US$115.0 million with major financial institutions. Refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments, for additional details.

3.	Strategy

Our objective is to return to profitability and maximize cash flows by reducing manufacturing costs and optimizing our brands and customer base.

2015 Performance Metrics

The following performance drivers were identified as key to achieving our strategic goals and creating value for our investors in 2015:

1. FINANCIAL

Our ability to generate strong adjusted EBITDA, positive free cash flow and maintain adequate liquidity levels enables us to maintain our operations and service our debt and other obligations.

Key objectives

•	Deliver positive free cash flow results for our Canadian operations and newly acquired U.S. mills in 2015.

•	Realize benefits of $20 million by continuing to drive the OFI program at our Canadian operations, and realize additional benefits of $10 million for our U.S. mills by capturing identified synergies and other operational improvements.

•	Successfully integrate the Biron and Rumford mills into our operations by completing the transition and separation of services, systems and infrastructure within twelve months, and ensuring that costs related to transition and separation do not exceed US$12 million for the year.

•	Powell River revitalization: implement changes that more than offset the lost contribution resulting from the indefinite curtailment of Powell River No. 9 paper machine to ensure the future viability and profitability of the mill’s operations.

•	Mitigate the impact of energy cost rate increases by advancing capital projects under the BC Hydro Power Smart Program, managing the load curtailment program, and by pursuing further cost mitigation initiatives.

Key performance indicators

Key metrics to measure our ability to generate operating income and implement cost reduction initiatives include:

•	Adjusted EBITDA and adjusted EBITDA before specific items[1].

14	CATALYST PAPER 2015 ANNUAL REPORT

•	Free cash flow[1].

•	Average delivered cash costs per tonne[1].

1 Refer to section 11, Non-GAAP measures, for definitions of these measures.

1	Refer to section 11, Non-GAAP measures.

Achievements

•	Adjusted EBITDA before specific items increased $35.5 million and adjusted EBITDA increased $1.1 million compared to the prior year.

•	Our results benefited from savings due to operational improvements, a weaker Canadian dollar and the impact on our sales volumes and mix of adding higher priced specialty paper grades due to the acquisition of the U.S. paper mills.

•	This was mostly offset by pulp and paper price declines, the imposition of countervailing duties on exports of SC Paper to the United States, costs related to the acquisition and integration of the U.S. paper mills, and the impact of a number of significant, one-time events in the year, including:
–	Rumford recovery boiler upgrade: resulted in approximately 9,200 lost pulp production and negatively impacted adjusted EBITDA by $11.0 million;
–	Crofton oxygen plant outage: resulted in lost production of approximately 8,800 tonnes newsprint and 8,700 tonnes pulp and a loss of $4.4 million;
–	Market curtailment: market curtailment, taken in concert with scheduled maintenance shuts to adjust production to customer orders during the seasonally slow second-quarter retail period, resulted in approximately 45,500 tonnes of lost paper production at our Powell River, Port Alberni and Rumford mills and a loss of $11.7 million;
–	Professional fees and duties on countervailing action – professional fees, consisting mostly of legal fees, incurred to date on the countervailing petition filed against us of $2.1 million; and related CVD duties paid of $5.6 million.
–	Restructuring fees: related to Powell River’s revitalization, of $1.8 million; and
–	Acquisition costs: related to U.S. paper mills of $1.4 million.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	15

•	As the table above illustrates, adjusted EBITDA for 2015 of $48.7 million included adjusted EBITDA of $66.0 million for our Canadian operations, exceeding prior year adjusted EBITDA by $18.4 million.

•	While the U.S. operations generated negative $17.3 million adjusted EBITDA in the year, there was a significant upward trend in the second half of 2015 due to the benefits of mill optimization, stronger seasonal sales and the impact of one-time events, transition and separation costs in the first half of the year.

1	Refer to section 11, Non-GAAP measures.
2	Includes specific items impacting adjusted EBITDA of $38.0 million and $4.5 million capital spent on Rumford recovery boiler upgrade.

•	Free cash flow was negative $37.6 million and liquidity was $93.8 million as of December 31, 2015. While declining by $20.4 million compared to 2014, free cash flow improved significantly in the second half of 2015. Free cash flow was negatively impacted in the first half of 2015 by a number of significant, one-time events as discussed above.

16	CATALYST PAPER 2015 ANNUAL REPORT

•	Operating costs in 2015 were negatively impacted by a number of significant, one-time events in the first half of the year as described above, higher variable manufacturing costs to produce the specialty paper grades of the U.S. paper mills, higher electric power cost for our Canadian mills reflecting a 6% hydroelectricity rate increase on April 1, 2015, and the unfavourable impact of a strong U.S. dollar on the manufacturing and distribution costs of our U.S. paper mills and on distribution, chemicals and filler costs of our Canadian mills.

•	We realized through our OFI program net benefits of approximately $49.6 million in the year by achieving improved productivity, a reduction in controlled costs, procurement savings, energy rate mitigation savings and product mix optimization.

•	We continue to optimize the acquired U.S. paper mills by driving initiatives in productivity, product mix, basis weight, and cost reduction. Our revitalization program continues to yield positive results, with labour, maintenance and other fixed mill costs tracking significantly lower for our U.S. and Canadian operations.

•	In November, we successfully completed the stand-up and separation of our information systems and infrastructure from Verso Corporation. Total transition and separation costs related to the acquisition of the U.S. paper mills was approximately US$14 million, of which US$6.1 million was capitalized as information system assets. A substantial portion of these costs were one-time, nonrecurring in nature as it related to transition and system separation activities.

•	Construction successfully completed, on time and on budget, on the G13 project at our Powell River mill under BC Hydro’s Power Smart Program; will reduce annual energy cost by approximately $4.7 million.

2.	COMMERCIAL

Shifting our production mix to higher value grades, capturing a bigger share of the market, penetrating new markets and diversifying our product mix to manage fluctuations in demand to ensure that we remain competitive in a challenging marketplace.

Key objectives

•	Optimize product offering by harmonizing brands and grades across the five mills and capturing synergies related to freight and customer mix optimization.

•	Achieve product mix improvements for our U.S. mills by increasing Biron’s market share of ultra-lightweight coated paper and increasing Rumford’s market share of coated freesheet and specialty one-sided paper.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	17

Key performance indicators

•	Key metrics include average sales revenue per tonne and total sales tonnes. Further details on 2015 results are provided in section 4, Consolidated results – annual, section 5, Segmented results – annual, and section 6, Consolidated and segmented results – quarterly.

Achievements

•	Subsequent to the acquisition of the U.S. paper mills, we identified and implemented numerous opportunities to optimize storage, distribution and other logistical aspects related to order fulfillment across our five mills to enhance customer service and reduce our costs.

•	We harmonized our coated paper brands by adopting the legacy NewPage brands and phasing out the Catalyst legacy coated paper brands based on research that the NewPage brands have better market recognition and acceptance.

18	CATALYST PAPER 2015 ANNUAL REPORT

•	We opened our new Ohio customer service centre at a saving of approximately 20% in costs compared to the previous location. We retained all key customer service employees and are offering best-in-class customer service.

•	We established dedicated sales teams to accelerate our growth in market share of both coated freesheet and coated one-sided specialty paper manufactured at the Rumford mill.

•	We consolidated our U.S. sales channels significantly in the quarter to further support our objective to grow market share in coated freesheet.

•	We leveraged our marketing and new product development teams to commercialize several new, non-printing-and-writing grades.

•	We continued to shift our coated groundwood product mix at Biron into lighter basis weight, and established dedicated operational, sales and marketing teams to actively promote and track this initiative.

•	We increased our market share of newsprint and directory grades and demonstrated market leadership by announcing price increases for newsprint in Q4.

•	We set a higher standard in product performance in directory by achieving new records for quality performance in several of our major customers pressrooms.
We won directory business in the fourth quarter which included many new, multi-year, sole supplier agreements.

•	A full order book for newsprint is enabling us to maximize profitability and optimize returns in that operating segment.

3.	SOCIAL

We are focused on improving workplace safety, promoting better communication with employees and following conservation practices that reduce our environmental impact.

Key objective

•	Safety: reduce medical incident rate and lost-time injury frequency by 20% compared to the prior year.

•	Improve employee alignment and performance through effective performance review and compensation practices, and by delivering new recruitment, on-boarding, training and development programs.

Key performance indicators

Key metrics to measure social responsibility include:

•	Medical incident rate (MIR) which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (LTI) which is the number of lost-time injuries per 200,000 hours worked.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	19

Achievements

•	LTI frequency of 1.24 was 9.7% higher than the prior year average of 1.13, and MIR of 2.60 was 3.6% higher than the prior year average of 2.51. Although we did not achieve our safety target in 2015, the overall trend is positive and well below the previous thee-year average.

•	Implemented new pension, medical and benefits programs for over 1200 employees as part of the Biron and Rumford acquisition in the first quarter of 2015.

•	Negotiated a 4-year collective bargaining agreement ending March 31, 2019 with the Union representing 63 employees at the Surrey Distribution Centre.

•	Completed the development and received shareholder approval of a share compensation plan that will serve as the basis for the implementation of a long-term incentive pay plan.

•	Overhauled the short-term incentive pay plan for salaried employees in 2015 to provide for alignment to free cash flow and focus on a wider range of business measures.

•	Completed the design of the company’s new performance management approach, as well as the configuration of the supporting system.

•	Introduced a best practice change management and communications program to support the effective implementation of revitalization programs at both U.S. mills.

•	Completed a comprehensive review of operations training to assess opportunities for improving the efficiency and effectiveness of design, development and delivery.

4.	ENVIRONMENTAL

Key objectives

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

20	CATALYST PAPER 2015 ANNUAL REPORT

Achievements

•	We successfully managed the drought conditions in the Cowichan Valley during the summer months to avoid mill downtime related to water shortage.

•	Continued to work with all stakeholders in the communities in which we operate to develop mutually beneficial relationships and initiatives.

•	Detailed mill-level environmental performance data are available via GreenBlue’s Environmental Paper Assessment Tool (EPAT), various Carbon disclosure project surveys, and WWF’s Environmental Paper Company Index.

•	In 2015, Catalyst was named for the ninth consecutive year as one of the Best Corporate Citizens in Canada by Corporate Knights. Catalyst was evaluated across 12 key performance indicators covering resource, employee and financial management, and from information that was disclosed voluntarily in the company’s public reports, financial filings and sustainability reports.

•	Catalyst was one of five pulp and paper companies that collaborated with major environmental organizations, First Nations and the Government of B.C. to conserve 85% of 3.1 million hectares of the Great Bear Rainforest (GBR), while continuing to allow a portion of logging for the next 250 years. The unique agreement reached in the GBR is one of the world’s biggest conservation deals ever to be reached in a partnership effort.

Our 2015 Sustainability Report provides a comprehensive overview of our conservation practices and processes.

See section 19, 2016 Key Objectives for details of our key priorities for 2016.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	21

4.	Consolidated Results - Annual

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2015 compared to year ended December 31, 2014

Sales

Sales revenues increased by 79% due to the addition of approximately 738,000 tonnes of coated paper sales and approximately 80,000 tonnes of pulp sales in 2015 from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills.

Adjusted EBITDA

The following table provides variances between periods for adjusted EBITDA:

(In millions of dollars)	Adjusted EBITDA [1]
2014	$47.6
Paper prices	23.6 [2]
Pulp prices	(38.1)
Impact of Canadian dollar	111.9
Volume and mix	187.9 [2]
Distribution costs	31.2
Furnish mix and costs	(122.5)[2]
Chemical costs	23.8
Operating supplies	(6.8)
Power and fuel costs	22.2
Labour costs	(119.1)
Maintenance costs	(69.4)
Property taxes, licenses and insurance	(6.9)
Selling, general and administrative costs	(21.3)
Lower of cost or market impact on inventory, net of inventory change	0.4
Power generation	2.4
Restructuring costs	(1.3)
Inventory valuation	(12.2)
Other, net	(4.7)
2015	$48.7
1	Refer to section 11, Non-GAAP measures, for further details.
2	Variances are attributable to the addition of approximately 738,000 tonnes of coated paper sales and approximately 80,000 tonnes of pulp sales related to the January 7, 2015 acquisition of the U.S. paper mills.

22	CATALYST PAPER 2015 ANNUAL REPORT

Operating Earnings (Loss)

Operating earnings increased by $0.8 million due to an impairment charge in the prior year of $16.5 million and higher adjusted EBITDA of $1.1 million, partially offset by higher depreciation in the current year of $16.8 million.

Net Earnings (Loss)

Net earnings increased by $22.9 million due primarily to an after-tax bargain purchase gain of $43.9 million on the acquisition of the U.S. paper mills, an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $26.7, an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and higher after-tax operating earnings of $0.9 million, partly offset by higher after-tax interest expense of $12.9 million, an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $33.6 million and an increased after-tax loss on foreign currency options and forward contracts of $11.7 million.

The following table reconciles 2015 net earnings (loss) attributable to the company to 2014:

(In millions of dollars)	Pre-tax	After-tax
2014 net loss attributable to the company	$(71.9)	$(72.3)
Higher adjusted EBITDA	1.1	1.2
Higher depreciation and amortization expense	(16.8)	(16.8)
Lower impairment charge	16.5	16.5
Change in foreign exchange gain (loss) on long-term debt	(33.6)	(33.6)
Higher other income, net	(2.1)	24.6
Bargain purchase gain	43.9	43.9
Higher interest expense	(13.9)	(12.9)
2015 net loss attributable to the company	$(76.8)	$(49.4)

5.	Segmented Results - Annual

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

Coated paper includes coated groundwood, coated freesheet, and coated one-sided specialty paper. We produce coated paper at our Port Alberni, Biron and Rumford mills. Uncoated paper includes uncoated mechanical and directory (lightweight uncoated) paper. We produce uncoated paper primarily at our Powell River and Port Alberni mills, and continue to produce newsprint paper primarily at our Crofton mill.

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The kraft pulp that we produce at our Rumford mill is used primarily in the production of coated paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia. The revenue and cost related to market pulp produced at Rumford will therefore not be reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	23

coated Paper

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$1,033.8	$181.7	$176.4
Operating earnings (loss)	(25.1)	(6.9)	(5.1)
Depreciation and amortization	24.0	6.5	8.0
Adjusted EBITDA[1]	(1.1)	(0.4)	2.9
–before specific items[1]	19.9	2.7	3.0
Adjusted EBITDA margin[1]	(0.1)%	(0.2)%	1.6%
–before specific items[1]	1.9%	1.5%	1.7%
(In thousands of tonnes)
Sales	937.1	194.0	188.9
Production	942.5	196.8	191.0
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American demand for coated groundwood decreased by 9.7% and for coated freesheet decreased by 4.3% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. North American inventories of coated paper grew in the year. Operating rates for coated paper continued to be strong due to capacity closures balancing declining North American demand and an increase in foreign imports resulting from the strong U.S. dollar. The average benchmark prices for coated no. 5 paper increased by 0.9% to US$805 per short ton, and increased for coated No. 3 paper by 2.7% to US$897 per short ton compared to the prior year.

We curtailed the Rumford No. 12 paper machine in 2015 due to a lack of orders and weak market conditions, resulting in curtailment of approximately 80,000 tonnes of coated paper based on the prior year’s production.

24	CATALYST PAPER 2015 ANNUAL REPORT

Operational Performance

The following chart summarizes the operating performance of our coated paper segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 coated paper geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 743,100 tonnes reflecting the addition of approximately 738,000 tonnes of sales of coated groundwood, coated freesheet and coated one-sided specialty paper with the acquisition of the U.S. paper mills, partially offset by market curtailment at Port Alberni in the second quarter.

•	Average sales revenue increased $167 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet and coated one-sided specialty paper.

•	Average delivered cash costs increased by $166 per tonne reflecting higher fibre cost in the regions where the U.S. mills operate, the cost of the Rumford recovery boiler upgrade in the second quarter, lost production related to market curtailment at the Rumford and Port Alberni mills in the second quarter, higher utilization of kraft, coating and chemicals to manufacture coated freesheet and coated one-sided specialty paper, higher electric power rates for our Canadian operations, and the cost impact of a weaker Canadian dollar on freight, coating and chemical costs

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	25

uncoated Paper

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$382.5	$425.0	$458.7
Operating earnings (loss)	(11.2)	(44.0)	(97.3)
Depreciation and amortization	25.5	28.4	32.4
Adjusted EBITDA[1]	14.3	0.9	22.0
–before specific items[1]	26.9	1.4	22.6
Adjusted EBITDA margin[1]	3.7%	0.2%	4.8%
–before specific items[1]	7.0%	0.3%	4.9%
(In thousands of tonnes)
Sales	425.9	507.9	573.1
Production	418.3	511.3	579.9
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American demand for uncoated mechanical paper decreased by 10.9% compared to the prior year reflecting reduced advertising and page count in the retail sector. The average benchmark prices for soft-calendered A grade (SC-A) decreased by 0.7% to US$775 per short ton. North American directory demand fell 25.0% in the year compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average directory benchmark price remained flat at US$730 per short ton due to contract pricing and operating rates remaining strong despite declining demand due to continued capacity reduction in the directory marketplace.

The Powell River No. 9 paper machine, permanently curtailed in December 15, 2014, remained indefinitely curtailed throughout 2015, resulting in 110,000 tonnes of curtailment of uncoated paper on an annualized basis.

Operational Performance

The following chart summarizes the operating performance of our uncoated paper segment:

26	CATALYST PAPER 2015 ANNUAL REPORT

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 uncoated papers geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 82,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014 and lost tonnes due to market curtailment at the Port Alberni mill and Powell River mills in the second quarter.

•	Average sales revenue increased $61 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices and the imposition of the countervailing duties on U.S. exports of SC Paper.

•	Average delivered cash costs increased by $29 per tonne due to increased cost of fibre, electric power and steam fuel, lost production related to the Q2 market curtailment, and the cost impact of a weaker Canadian dollar on freight, furnish and chemical costs, partly offset by fixed cost savings from the curtailment of the Powell River No. 9 paper machine and revitalization initiatives.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	27

Newsprint

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$235.5	$237.9	$192.3
Operating earnings (loss)	(10.4)	(0.6)	8.4
Depreciation and amortization	7.3	7.3	5.1
Adjusted EBITDA [1]	(3.1)	6.7	13.5
– before specific items [1]	(1.8)	6.7	13.9
Adjusted EBITDA margin [1]	(1.3)%	2.8%	7.0%
– before specific items [1]	(0.8)%	2.8%	7.2%
(In thousands of tonnes)
Sales	346.0	347.4	283.3
Production	342.5	351.8	288.5
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

28	CATALYST PAPER 2015 ANNUAL REPORT

Segment Overview

North American newsprint shipments were down by 4.1% in 2015 mostly due to lower newspaper print advertising and declining circulation. Reduced shipments also reflected North American capacity closures in the year. Newsprint inventories fell for the year compared to 2014 levels. The average North American newsprint benchmark price decreased 13.7% to US$520 per metric tonne compared to the previous year.

We announced a USA US$30 per tonne price increase for 48.8 gsm newsprint in December which was later revised to US$20 for January 1, 2016. Subsequently, another US$20 per tonne was announced for the USA market.

Additionally, we announced and are implementing a C$15 per tonne increase in Canada effective January 1, 2016, with an additional $20 per tonne to be implemented Feb 1, 2016.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. .

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	29

The 2015 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 1,400 tonnes compared to the prior year.

•	Average sales revenue decreased by $4 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $24 per tonne due primarily to incremental cost and lost production related to the Crofton oxygen plant outage in the second quarter and increased cost of distribution, chemicals, fibre, fillers and electric power, partially offset by lower maintenance spending.

Pulp

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$278.8	$264.7	$224.0
Operating earnings (loss)	39.0	38.0	6.1
Depreciation and amortization	3.6	2.4	1.5
Adjusted EBITDA[1]	42.6	40.4	7.6
– before specific items[1]	45.7	40.4	7.8
Adjusted EBITDA margin[1]	15.3%	15.3%	3.4%
– before specific items[1]	16.4%	15.3%	3.5%
(In thousands of tonnes)
Sales	345.3	340.0	328.0
Production	344.6	343.6	323.2
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

30	CATALYST PAPER 2015 ANNUAL REPORT

Segment Overview

Global shipments of NBSK pulp increased by 1.9% in 2015 compared to the prior year. The average NBSK benchmark price for China decreased by 12.0% to US$644 per tonne compared to the prior year due to increased pulp capacity and economic slowdown in China.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	31

The primary market for our market pulp is Asia. The 2015 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 5,300 tonnes compared to the prior year due to increased productivity, partially offset by the production impact of the Crofton oxygen plant outage in the second quarter.

•	Average sales revenue increased by $29 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased by $24 per tonne due to higher fibre and chemical costs and increased maintenance spending partly due to the Crofton oxygen plant outage, partly offset by reduced distribution, steam fuel and kilns fuel costs.

6.	Consolidated and Segmented Results - Quarterly

Selected Quarterly Financial Information

(In millions of dollars, except	2015					2014
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,991.1	$510.8	$542.6	$458.4	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(12.7)	(2.2)	23.8	(34.0)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA[1]	48.7	15.1	38.8	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
– before specific items[1]	86.7	19.8	41.2	9.7	16.0	51.2	10.4	8.0	7.1	25.7
Net earnings (loss)	(49.4)	(26.3)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items[1]	(28.0)	(10.0)	8.4	(13.8)	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin[1]	2.4%	3.0%	7.2%	(4.2%)	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before specific items[1]	4.4%	3.9%	7.6%	2.1%	3.3%	4.6%	3.7%	2.9%	2.5%	9.4%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items[1]	(1.93)	(0.69)	0.58	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45
(In thousands of tonnes)
Sales (000 tonnes)	2,134.3	541.9	570.8	511.1	510.5	1,389.3	348.9	348.2	356.5	335.7
Production (000 tonnes)	2,136.8	545.6	558.2	494.8	538.2	1,403.5	345.3	355.7	349.7	352.8
Common shares (millions)
At period-end	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5

1	Refer to section 11, Non-GAAP measures.

32	CATALYST PAPER 2015 ANNUAL REPORT

Summary of Selected Segmented Quarterly Financial Information

(In millions of dollars, except	2015					2014
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Coated paper
Sales	$1,033.8	$273.2	$287.9	$228.5	$244.2	$181.7	$46.9	$45.2	$41.8	$47.8
Operating earnings (loss)	(25.1)	1.9	9.1	(25.4)	(10.7)	(6.9)	(1.9)	(1.8)	(1.6)	(1.6)
Depreciation and amortization	24.0	6.7	6.0	5.8	5.5	6.5	1.7	1.6	1.5	1.7
Adjusted EBITDA[1]	(1.1)	8.6	15.1	(19.6)	(5.2)	(0.4)	(0.2)	(0.2)	(0.1)	0.1
–before specific items[1]	19.9	8.6	15.1	–	(3.8)	2.7	2.9	(0.2)	(0.1)	0.1
Adjusted EBITDA margin[1]	(0.1%)	3.1%	5.2%	(8.6%)	(2.1%)	(0.2%)	(0.4%)	(0.4%)	(0.2%)	0.2%
–before specific items[1]	1.9%	3.1%	5.2%	–	(1.6%)	1.5%	6.2%	(0.4%)	(0.2%)	0.2%
Sales (000 tonnes)	937.1	240.7	253.6	216.9	225.9	194.0	49.4	49.2	45.0	50.4
Production (000 tonnes)	942.5	239.7	205.1	215.4	282.3	196.8	51.0	49.7	46.8	49.3
Curtailment (000 tonnes)[2]	33.0	–	–	33.0	–	–	–	–	–	–
Uncoated paper
Sales	$382.5	$97.5	$95.2	$95.5	$94.3	$425.0	$102.6	$100.3	$116.4	$105.7
Operating earnings (loss)	(11.2)	(3.2)	–	(12.2)	4.2	(44.0)	(21.9)	(14.4)	(6.6)	(1.1)
Depreciation and amortization	25.5	6.7	6.3	6.1	6.4	28.4	6.8	7.2	7.5	6.9
Adjusted EBITDA[1]	14.3	3.5	6.3	(6.1)	10.6	0.9	1.4	(7.2)	0.9	5.8
–before specific items[1]	26.9	8.2	8.7	(1.2)	11.2	1.4	1.9	(7.2)	0.9	5.8
Adjusted EBITDA margin[1]	3.7%	3.6%	6.6%	(6.4%)	11.2%	0.2%	1.4%	(7.2%)	0.8%	5.5%
–before specific items[1]	7.0%	8.4%	9.1%	(1.3%)	11.9%	0.3%	1.9%	(7.2%)	0.8%	5.5%
Sales (000 tonnes)	425.9	109.6	104.9	108.4	103.0	507.9	120.6	121.9	139.9	125.5
Production (000 tonnes)	418.3	109.7	104.2	93.7	110.7	511.3	117.7	119.3	145.8	128.5
Curtailment (000 tonnes)[2]	12.5	–	–	12.5	–	19.2	19.2	–	–	–
Newsprint
Sales	$235.5	$55.6	$63.0	$58.9	$58.0	$237.9	$64.5	$55.6	$63.4	$54.4
Operating earnings (loss)	(10.4)	(2.1)	(2.3)	(7.4)	1.4	(0.6)	(5.5)	0.1	1.0	3.8
Depreciation and amortization	7.3	2.0	1.9	1.9	1.5	7.3	2.4	1.8	1.4	1.7
Adjusted EBITDA[1]	(3.1)	(0.1)	(0.4)	(5.5)	2.9	6.7	(3.1)	1.9	2.4	5.5
–before specific items[1]	(1.8)	(0.1)	(0.4)	(4.2)	2.9	6.7	(3.1)	1.9	2.4	5.5
Adjusted EBITDA margin[1]	(1.3%)	(0.2%)	(0.6%)	(9.3%)	5.0%	2.8%	(4.8%)	3.4%	3.8%	10.1%
–before specific items[1]	(0.8%)	(0.2%)	(0.6%)	(7.1%)	5.0%	2.8%	(4.8%)	3.4%	3.8%	10.1%
Sales (000 tonnes)	346.0	82.0	92.6	89.8	81.6	347.4	94.5	82.1	93.2	77.6
Production (000 tonnes)	342.5	84.4	92.4	82.0	83.7	351.8	89.8	89.8	81.6	90.6
Pulp
Sales	$278.8	$69.9	$70.7	$67.7	$70.5	$264.7	$65.9	$70.9	$61.9	$66.0
Operating earnings (loss)	39.0	2.7	17.9	11.1	7.3	38.0	8.1	12.9	3.3	13.7
Depreciation and amortization	3.6	1.5	0.7	0.7	0.7	2.4	0.6	0.6	0.6	0.6
Adjusted EBITDA[1]	42.6	4.2	18.6	11.8	8.0	40.4	8.7	13.5	3.9	14.3
–before specific items[1]	45.7	4.2	18.6	14.9	8.0	40.4	8.7	13.5	3.9	14.3
Adjusted EBITDA margin[1]	15.3%	6.0%	26.3%	17.5%	11.3%	15.3%	13.2%	19.0%	6.3%	21.7%
–before specific items[1]	16.4%	6.0%	26.3%	22.0%	11.3%	15.3%	13.2%	19.0%	6.3%	21.7%
Sales (000 tonnes)	345.3	89.3	85.1	86.0	84.9	340.0	84.4	95.0	78.4	82.2
Production (000 tonnes)	344.6	82.4	94.6	87.3	80.3	343.6	86.8	96.9	75.5	84.4

1	Refer to section 11, Non-GAAP measures.
2	Curtailment consists of downtime related to market demand.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	33

Fourth Quarter Overview

North American paper demand was down in the fourth quarter year-over-year for all operating segments. Global pulp shipments in the fourth quarter increased compared to Q4 2014. Benchmark prices for newsprint declined from the prior quarter by 2.6% to US$485 per tonne, while coated paper prices decreased slightly from US$793 to US$790 per short ton for coated no. 5 paper and from US$887 to US$885 per short ton for coated no. 3 paper. Benchmark prices remained flat for SC-A and directory paper at US$765 and US$730 per short ton, respectively. Paper inventories fell in the fourth quarter. Benchmark prices for pulp decreased in the fourth quarter to US$600 per tonne from US$638 per tonne in Q3.

Operating earnings for the quarter decreased due to lower pulp and paper pricing, reduced sales volumes from the third quarter seasonal peak, the impact of the countervailing duties on our SC Paper sales and increased manufacturing costs. This was partially offset by the positive impact of a weaker Canadian dollar, cost reductions of $4.1 million from power sales generated by Powell River, now including the recently activated G13, and net cost reductions of $0.7 million realized under BC Hydro’s load curtailment pilot initiative. Manufacturing costs increased in the fourth quarter due primarily to higher maintenance, labour, electric power and steam fuel costs, and the weaker Canadian dollar driving U.S. dollar denominated costs up. The increase in maintenance and labour spending reflects the timing of maintenance work, with major maintenance outages completed on Crofton’s kamyr digester and recovery boiler and Rumford’s power boiler in the quarter compared to a light major maintenance spend in the third quarter.

We recorded a net loss of $26.3 million and a net loss before specific items of $10.0 million in Q4. This compared to a net loss of $12.9 million and net earnings before specific items of $8.4 million, respectively, in Q3. Specific items in Q4 included professional fees and duties related to the countervailing action, restructuring costs, and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included an adjustment to the bargain purchase gain recognized on the acquisition of the U.S. paper mills, professional fees related to the countervailing action and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was $15.1 million and adjusted EBITDA before specific items was $19.8 million in Q4 compared to $38.8 million and $41.2 million for Q3. Refer to section 11, Non-GAAP measures, for additional information on specific items in the reported financial results.

Consolidated Results of Operations

Sales

Q4 2015 vs. Q3 2015

Sales revenues decreased by 5.9% due to lower pulp and paper prices and reduced sales volumes for newsprint and coated paper, partially offset by the positive impact of a weaker Canadian dollar and increased sales volumes for pulp and uncoated paper.

Q4 2015 vs. Q4 2014

Sales revenues increased by 82.5% due to the addition of approximately 193,000 tonnes of coated paper sales and approximately 20,000 tonnes of pulp sales in the quarter from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills.

34	CATALYST PAPER 2015 ANNUAL REPORT

Adjusted EBITDA

The following table provides variances between periods for adjusted EBITDA to Q4 2015:

(In millions of dollars)	Q3 2015	Q4 2014
Adjusted EBITDA in comparative period [1]	$38.8	$6.8
Paper prices	(11.1)	2.6
Pulp prices	(5.6)	(13.8)
Impact of Canadian dollar	3.2	33.3
Volume and mix	(4.8)	50.3
Distribution costs	2.1	9.8
Furnish mix and costs	4.8	(20.1)
Chemical costs	0.6	6.0
Operating supplies	0.3	(1.5)
Power and fuel costs	(2.7)	8.1
Labour costs	2.6	(28.9)
Maintenance costs	(17.4)	(23.4)
Property taxes, licenses and insurance	0.6	(1.4)
Selling, general and administrative costs	(4.6)	(6.2)
Lower of cost or market impact on inventory, net of inventory change	(4.0)	(1.3)
Power generation	4.1	1.7
Restructuring costs	(0.1)	0.2
Inventory valuation	9.0	(2.4)
Other, net	(0.7)	(4.7)
Adjusted EBITDA in Q4 2015 [1]	$15.1	$15.1
1	Refer to section 11, Non-GAAP measures.

Operating Earnings (Loss)

Q4 2015 vs. Q3 2015

Operating earnings decreased by $26.0 million due to lower adjusted EBITDA of $23.7 million and increased depreciation of $2.3 million.

Q4 2015 vs. Q4 2014

Operating earnings increased by $19.0 million due to an increase in adjusted EBITDA of $8.3 million and an impairment charge in Q4 2014 of $16.5 million, partially offset by increased depreciation of $5.8 million.

Net Earnings (Loss)

Q4 2015 vs. Q3 2015

Net earnings decreased by $13.4 million primarily due to reduced after-tax operating earnings of $26.0 million and a lower after-tax gain on the sale of property, plant and equipment of $2.6 million, partially offset by an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and a reduced after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.4 million.

Q4 2015 vs. Q4 2014

Net earnings increased by $13.4 million primarily due to increased after-tax operating earnings of $19.0 million and increased after-tax other income of $1.1 million, partially offset by higher after-tax interest expense of $2.1 million and an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $2.4 million.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	35

Operational performance – Coated Paper

Q4 2015 vs. Q3 2015

•	Sales volume decreased by 12,900 tonnes due to seasonal slowdown in customer demand from the peak sales season in the fall.

•	Average sales revenue remained flat due to the positive impact of a weaker Canadian dollar offsetting a lower average transaction price.

•	Average delivered cash costs increased by $23 per tonne primarily due to higher steam fuel costs, higher distribution costs and higher maintenance spending due to a power boiler maintenance outage at the Rumford mill.

Q4 2015 vs. Q4 2014

•	Sales volume increased by 191,300 tonnes reflecting the addition of approximately 193,000 tonnes of coated groundwood, coated freesheet and coated one-sided specialty paper related to the U.S. paper mills.

•	Average sales revenue increased $184 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet paper.

•	Average delivered cash costs increased by $145 per tonne reflecting significantly higher fibre cost in the regions where the U.S. mills operate, higher utilization of kraft, coating and chemicals to manufacture coated freesheet and coated one-sided specialty paper, the impact of year-over-year electric power rate increases on our Canadian operations, the cost impact of a weaker Canadian dollar on freight, coating and chemical costs, and higher labour cost.

Operational performance – Uncoated Paper

Q4 2015 vs. Q3 2015

•	Sales volume increased by 4,700 tonnes reflecting increased directory and uncoated mechanical paper sales due to improved productivity.

•	Average sales revenue decreased $17 per tonne due to lower average transaction prices and the impact of the 18.85 countervailing duty on all SC paper exports to the U.S., partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased by $9 per tonne due primarily to higher fibre and electric power cost and increased maintenance spending.

Q4 2015 vs. Q4 2014

•	Sales volume decreased by 11,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014.

•	Average sales revenue increased $40 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.

•	Average delivered cash costs increased by $18 per tonne due increased distribution, fibre, electric power and maintenance costs.

Operational performance – Newsprint

Q4 2015 vs. Q3 2015

•	Sales volumes decreased by 10,600 tonnes in line with reduced production volumes.

•	Average sales revenue decreased slightly by $2 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $6 per tonne due to lower distribution costs and reduced power costs due to the favourable impact of the BC Hydro load curtailment initiative, partially offset by higher fibre and maintenance spending.

36	CATALYST PAPER 2015 ANNUAL REPORT

Q4 2015 vs. Q4 2014

•	Sales volume decreased by 12,500 tonnes.

•	Average sales revenue decreased by $5 per tonne due to weaker average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $37 per tonne due primarily to lower distribution costs, and lower maintenance and labour spending. This was partly offset by higher fibre, chemicals and electric power costs.

Operational performance – Pulp

Q4 2015 vs. Q3 2015

•	Sales volume increased by 4,300 tonnes in the fourth quarter.

•	Average sales revenue decreased by $50 per tonne due to slowing demand in China driving average transaction prices lower, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $122 per tonne mostly due to higher steam fuel and electric power costs, as well as the cost and production impact of a major maintenance outage on the Crofton mill’s kamyr digester and recovery boiler.

Q4 2015 vs. Q4 2014

•	Sales volume increased by 4,900 tonnes.

•	Average sales revenue remained flat due to the positive impact of a weaker Canadian dollar offsetting lower average transaction prices.

•	Average delivered cash costs increased by $56 per tonne mostly due to higher maintenance and labour costs resulting from the major maintenance outage on Crofton’s kamyr digester and recovery boiler in the quarter, partly offset by lower distribution and steam fuel costs.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	37

7.	Financial Condition

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2015 and December 31, 2014:

(In millions of dollars)	2015	2014	Variance	Comments
Working capital	$210.6	$144.6	$66.0	Increase in net working capital was mostly attributable to the addition of the accounts receivable, inventories, prepaids and accounts payable of the Biron and Rumford mills on the acquisition of the U.S. paper mills.
Assets held for sale	1.5	1.5	–	No change to assets held for sale. We continue to actively market the remaining poplar plantation land.
Property, plant and equipment	456.9	379.3	77.6	Increase mostly due to the addition of property, plant and equipment on acquisition of the U.S. paper mills and the revaluation of those assets, denominated in U.S. dollar as the functional currency of the acquired U.S. operations, to the weaker Canadian dollar.
Other assets	5.6	6.0	(0.4)	Decrease due to a reduction in deferred charges and the amortization of deferred financing costs, partially offset by the recognition of deferred financial costs on the issuance of the Offered Notes and increased borrowings under the ABL Facility related to the acquisition of the U.S. paper mills.
Total debt	497.8	329.1	168.7	Increase due to the impact of the weak Canadian dollar on the translation of U.S. dollar denominated debt, as well as the issuance of the Offered Notes and increased borrowings under the ABL Facility related to the acquisition of the U.S. paper mills.
Employee future benefits	267.1	282.4	(15.3)	Decrease due mostly to the recognition of a net actuarial gain of $19.1 million on our pension and other post-employment benefit programs as of December 31, 2015.
Other long-term obligations	26.4	15.5	10.9	Increase mostly due to the assumption of workers’ compensation liabilities and an asset retirement obligation for Rumford’s future landfill remediation related to the acquisition of the U.S. paper mills.

38	CATALYST PAPER 2015 ANNUAL REPORT

8.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2015	2014	2013
Cash flows provided (used) by operations before changes in non-cash working capital	$(9.1)	$5.3	$7.3
Changes in non-cash working capital	2.5	16.0	(14.8)
Cash flows provided (used) by:
Operations	(6.6)	21.3	(7.5)
Investing activities	(103.4)	(19.2)	31.4
Financing activities	107.4	(3.3)	(30.3)
Capital spending	34.5	21.9	23.4
Depreciation and amortization	61.4	44.6	47.0
Impairment and other closure costs	–	16.5	86.9
Capital spending as % of depreciation and amortization	56%	49%	50%
Net debt to net capitalization at period-end[1]	131%	143%	96%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where	2015					2014
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$(9.1)	$(2.2)	$20.0	$(27.4)	$0.5	$5.3	$(2.9)	$(2.5)	$(5.7)	$16.4
Changes in non-cash working capital	2.5	21.6	(32.9)	35.7	(21.9)	16.0	6.2	(6.3)	8.8	7.3
Cash flows provided (used) by:
Operations	(6.6)	19.4	(12.9)	8.3	(21.4)	21.3	3.3	(8.8)	3.1	23.7
Investing activities	(103.4)	(10.7)	2.2	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Financing activities	107.4	(5.4)	7.0	1.6	104.2	(3.3)	7.6	11.6	(22.4)	(0.1)
Capital spending	34.5	10.1	2.9	11.1	10.4	21.9	8.4	5.7	4.7	3.1
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	–	16.5	16.5	–	–	–
Capital spending as % of depreciation and amortization	56%	58%	19%	75%	73%	49%	73%	51%	43%	28%
Net debt to net capitalization at period-end[1]	131%	131%	130%	131%	119%	143%	143%	107%	99%	97%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in “Capital resources” and in “Debt” below.

Operating activities

Cash flows from operating activities decreased by $27.9 million compared to 2014 due primarily to a lower favourable change in non-cash working capital of $13.5 million and an increase in interest paid of $10.9 million. Our net investment in working capital has increased to support the operations of the acquired U.S. paper mills.

Investing activities

Cash used for investing activities increased by $84.2 million due to the acquisition of the U.S. paper mills for proceeds of $73.9 million and an increase in capital additions of $12.6 million. The increase in capital additions was mostly due to the higher capital requirements of operating two additional mills.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	39

The components are provided below:

(In millions of dollars)	2015	2014
Safety	$1.9	$1.7
Environment	0.1	1.0
Maintenance of business	22.5	14.1
Profit adding	10.0	5.1
Total	$34.5	$21.9

Financing activities

Cash provided by financing activities increased by $110.7 million compared to 2014 due primarily to an increase in borrowings under our ABL Facility of $68.9 million and the issuance of Offered Notes of $23.7 million to finance the acquisition and operation of the U.S. paper mills, and a net cash outflow from the redemption, purchase and issuance of long-term debt in 2014 of $17.8 million.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility
	2015				2014
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$225.0	$225.0	$212.7	$225.0	$139.6	$139.9	$141.3	$148.2
Letters of credit	(22.4)	(22.1)	(21.8)	(22.0)	(18.4)	(18.6)	(18.5)	(18.6)
Amount drawn, net	(117.1)	(121.7)	(114.0)	(111.3)	(29.4)	(20.0)	(7.8)	(1.3)
Available to be drawn[2]	85.5	81.2	76.9	91.7	91.8	101.3	115.0	128.3
Cash on hand	8.3	5.0	8.7	9.9	10.9	9.1	8.2	9.9
Restricted cash	–	–	–	–	–	–	–	22.5
Total liquidity	$93.8	$86.2	$85.6	$101.6	$102.7	$110.4	$123.2	$160.7
1	The borrowing base at December 31, 2015 includes a reserve of $1.4 million for pension, $3.5 million for creditor insurance deductibles, $2.8 million for landlord waivers, $1.5 million for employee source deductions, $0.3 million related to WorkSafeBC, and $2.4 million for mark-to-market exposure on our foreign currency revenue hedges.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2015 in note 15, Long-term debt.

Our total liquidity decreased by $8.9 million from the prior year due to negative free cash flow of $37.6 million generated for the year and the exposure of a substantial portion of our borrowings under the ABL Facility to the strengthening U.S. dollar, partly offset by an increase to our maximum borrowing base from $175.0 million to $225.0 million to finance the acquisition of the U.S. paper mills. Liquidity for the quarter increased by $7.6 million mostly due to a reduction in our investment in net working capital of $21.6 million, partly offset by negative fourth quarter free cash flow of $11.4 million.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 15, Long-term debt.

At February 29, 2016 we had 14,527,571 common shares issued and outstanding. The company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

Our long-term debt increased in 2015 due to an increase to our net draw on the ABL Facility and the issuance of Offered Notes to finance the acquisition of the U.S. paper mills, and the foreign exchange impact of a weaker Canadian dollar. The following table illustrates the changes in our long-term debt for the year ended December 31, 2015:

40	CATALYST PAPER 2015 ANNUAL REPORT

Issue

(In millions of dollars)	January 1, 2015	Net increase (decrease)	Foreign exchange	December 31, 2015
Term loan, due July 2017	$18.5	$(2.0)	$–	$16.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	273.1	25.9	57.7	356.7
Revolving asset-based loan facility of up to $225.0 million due July 2017	29.4	72.5	15.2	117.1
Capital lease obligations	8.1	(0.6)	–	7.5
Total debt	$329.1	$95.8	$72.9	$497.8
Less: current portion	3.0	0.2	–	3.2
Total long-term debt	$326.1	$95.6	$72.9	$494.6

See Note 15, Long-term debt, in our annual consolidated financial statements for the year ended December 31, 2015 for additional information on changes to our debt.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2015:

Payments due by period

(In millions of dollars)	2016	2017	2018	2019	2020
Total debt, excluding capital lease obligations	$2.0	$492.2	$–	$–	$–
Capital lease obligations	1.2	3.0	2.7	0.5	–
Operating leases[2]	35.0	7.1	3.2	2.1	0.4
Interest payments on long-term debt [1]	45.4	43.0	0.1	–	–
Total	$67.9	$41.5	$383.0	$4.7	$0.8
1	Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility as at December 31, 2015.
2	Subsequent to the sale of the company’s interest in Powell River Energy on March 20, 2013, the power purchase agreement between the company and Powell River Energy meets the definition of an operating lease under U.S.GAAP (see disclosure for Variable Interest Entities under note 2, Summary of Significant Accounting Policies in our audited consolidated financial statements for the year ended December 31, 2015).

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs. In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally being major financial institutions. We do not enter into financial instruments for speculative purposes.

At December 31, 2015 we had foreign currency options and forward contracts with a notional principal of US$115.0 million with major financial institutions. At the period-end exchange rate, these instruments were reported at their fair value of negative $4.5 million. For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	41

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2015					2014
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.782	0.749	0.768	0.813	0.806	0.906	0.881	0.918	0.917	0.906
Average effective rate included in adjusted EBITDA	0.781	0.749	0.763	0.813	0.805	0.906	0.881	0.918	0.917	0.906
(Favourable)/unfavourable impact of derivatives included in other expenses[1]	0.007	0.006	0.008	(0.004)	0.017	0.002	0.005	0.007	(0.003)	(0.001)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[2]	(0.003)	(0.004)	0.001	0.004	(0.012)	(0.004)	(0.008)	(0.012)	0.010	(0.005)
Average effective rate in net earnings/(loss) before income taxes[3]	0.785	0.751	0.772	0.813	0.810	0.904	0.878	0.913	0.924	0.900

(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(13.9)	$(2.8)	$(4.9)	$1.8	$(8.0)	$(2.2)	$(1.3)	$(1.7)	$0.6	$0.2
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	5.8	2.1	(0.1)	(2.1)	5.9	3.5	1.8	2.8	(2.3)	1.2
3 Excludes foreign exchange gain/(loss) on long-term debt and US$ interest expense

9.	Contingencies

Two Lawsuits Filed by Halalt First Nation

On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners. The company intends to vigorously defend itself against both claims. The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility. The second claim, filed by the Halalt and its members, alleges that the company illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957. The Halalt is seeking an interim and permanent injunction restraining the company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia.

42	CATALYST PAPER 2015 ANNUAL REPORT

Appeal of Sales Tax Ruling

On October 21, 2015, Catalyst sought leave to appeal at the Supreme Court of Canada the judgment of the BC Court of Appeal made February 4, 2015 with respect to Catalyst’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. This application is still in process.

10.	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2015:

	2015				2014
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$510.8	$542.6	$458.4	$479.3	$279.9	$272.0	$283.5	$273.9
Adjusted EBITDA [1]	15.1	38.8	(19.2)	14.0	6.8	8.0	7.1	25.7
Net earnings (loss)	(26.3)	(12.9)	(32.4)	22.2	(39.7)	(22.5)	(6.3)	(3.8)
Net earnings (loss) per share
– basic and diluted	$(1.82)	$(0.89)	$(2.23)	$1.53	$(2.75)	$(1.55)	$(0.43)	$(0.26)

1.	Refer to section 11, Non-GAAP measures.

In Q1 2015, net earnings increased by $61.9 million, or $4.28 per common share, primarily due to higher after-tax operating earnings of $20.9 million, an after-tax bargain purchase gain related to the acquisition of the U.S. paper mills of $39.3 million and an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $25.1 million, partly offset by a higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $18.4 million and higher after-tax interest expense of $2.8 million.

In Q2 2015, net earnings decreased by $54.6 million, or $3.76 per common share, primarily due to lower after-tax operating earnings of $33.7 million, an after-tax bargain purchase gain of $39.3 million on the acquisition of the U.S. paper mills in the prior quarter and an income tax recovery in the prior quarter related to the reduction of a valuation allowance and recognition of deferred tax benefits of $25.1 million, partially offset by a favourable after-tax adjustment to the bargain purchase gain of $2.9 million in the current quarter and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $5.5 million compared to an after-tax loss of $27.6 million in the prior quarter.

In Q3 2015, net earnings increased by $19.5 million, or $1.34 per common share, primarily due to higher after-tax operating earnings of $57.8 million, partially offset by higher after-tax interest expense of $2.6 million, an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $24.0 million compared to an after-tax gain of $5.5 million in the prior quarter and an after-tax loss on foreign currency options and forward contracts of $5.0 million compared to an after-tax gain of $1.8 million in the prior quarter.

In Q4 2015, net earnings decreased by $13.4 million, or $0.93 per common share, primarily due to reduced after-tax operating earnings of $26.0 million and a lower after-tax gain on the sale of property, plant and equipment of $2.6 million, partially offset by an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and a reduced after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.4 million.

11.	Non-GAAP Measures

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance. Such measures do not have a standardized meaning under U.S. GAAP and, as a result, the measures as employed by management are unlikely to be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before specific items, adjusted EBITDA margin, adjusted EBITDA margin before specific items, average delivered cash costs per tonne, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain inventors use this information to evaluate our performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	43

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

Adjusted EBITDA and adjusted EBITDA before specific items

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before specific items are defined as adjusted EBITDA and adjusted EBITDA before specific items as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation of net earnings (loss) attributable to the company by year:

(In millions of dollars)	2015	2014	2013
Net earnings (loss) attributable to the company as reported	$(49.4)	$(72.3)	$(127.6)
Net earnings (loss) attributable to non-controlling interest	–	–	0.3
Net earnings (loss)	(49.4)	(72.3)	(127.3)
Depreciation and amortization [1]	61.4	44.6	47.0
Impairment	–	16.5	86.9
Foreign exchange (gain) loss on long-term debt [1]	57.7	24.1	18.8
Bargain purchase gain	(43.9)
Other (income) expense, net [1]	0.9	(1.2)	(14.9)
Interest expense, net [1]	49.4	35.5	37.4
Income tax (recovery) expense [1]	(27.4)	0.4	0.1
Reorganization items, net [1]	–	–	1.2
(Earnings) loss from discontinued operations net of tax	–	–	(3.1)
Adjusted EBITDA	$48.7	$47.6	$46.1
Specific items
Restructuring costs	1.8	0.5	1.2
Market curtailment	11.7	–	–
Crofton oxygen plant outage	4.4	–	–
Rumford recovery boiler upgrade	11.0	–	–
Professional fees and duties on countervailing action	7.7	–	–
Acquisition costs related to U.S. paper mills	1.4	3.1	–
Total specific items	38.0	3.6	1.2
Adjusted EBITDA before specific items	$86.7	$51.2	$47.3
1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

44	CATALYST PAPER 2015 ANNUAL REPORT

Reconciliation to net earnings (loss) attributable to the company by quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	(49.4)	(26.3)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	–	16.5	16.5	–	–	–
Foreign exchange (gain) loss on long-term debt	57.7	11.6	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	–	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Other (income) expense, net	0.9	(1.2)	2.5	(2.6)	2.2	(1.2)	–	(2.3)	3.2	(2.1)
Interest expense, net	49.4	12.3	13.5	11.3	12.3	35.5	9.0	8.9	8.1	9.5
Income tax expense (recovery)	(27.4)	1.4	(1.6)	(1.9)	(25.3)	0.4	0.3	0.1	–	–
Adjusted EBITDA	$48.7	$15.1	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Specific items
Restructuring costs	1.8	0.2	0.3	0.7	0.6	0.5	0.5	–	–	–
Market curtailment	11.7	–	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	–	11.0	–	–	–	–	–	–
Professional fees and duties on countervailing action	7.7	4.5	2.1	1.1	–	–	–	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	–	1.4	3.1	3.1	–	–	–
Total specific items	38.0	4.7	2.4	28.9	2.0	3.6	3.6	–	–	–
Adjusted EBITDA before specific items	$86.7	$19.8	$41.2	$9.7	$16.0	$51.2	$10.4	$8.0	$7.1	$25.7

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2015	2014	2013
Net earnings (loss) attributable to the company as reported	$(49.4)	$(72.3)	$(127.6)
Specific items:
Foreign exchange (gain) loss on long-term debt	57.7	24.1	18.8
Bargain purchase gain	(43.9)	–	–
Market curtailment	11.7	–	–
Crofton oxygen plant outage	4.4	–	–
Rumford recovery boiler upgrade	11.0	–	–
Professional fees and duties on countervailing action	7.7	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	–	–
Settlement loss on PIUMPF pension liability	–	1.2	–
Settlement gain on special pension portability election	–	–	(2.6)
Impairment and other closure costs[1]	–	16.5	87.1
Acquisition costs related to U.S. paper mills	1.4	3.1	–
Restructuring and change-of-control costs[1]	1.8	0.5	1.6
Reorganization items, net[1]	–	–	1.1
Loss (gain) on settlement of debt	–	1.0	2.3
Net gain on sale of non-core assets	–	(2.4)	(12.2)
Net earnings (loss) attributable to the company before specific items	$(28.0)	$(28.3)	$(31.5)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(3.41)	$(4.99)	$(9.01)
Before specific items	(1.93)	(1.95)	(2.17)
1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	45

Reconciliation to Net Earnings (Loss) Attributable to the Company by quarter:

(In millions of Canadian dollars and after-taxes, except where	2015					2014
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(49.4)	$(26.3)	$(12.9)	$(32.4)	$22.2	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)
Specific items:
Foreign exchange (gain) loss on long-term debt	57.7	11.6	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	–	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Market curtailment	11.7	–	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	–	11.0	–	–	–	–	–	–
Professional fees and duties on countervailing action	7.7	4.5	2.1	1.1	–	–	–	–	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	–	(3.4)	(1.9)	(25.1)	–	–	–	–	–
Settlement loss on PIUMPF pension liability	–	–	–	–	–	1.2	–	1.2	–	–
Impairment (recovery) and other closure costs	–	–	–	–	–	16.5	16.5	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	–	1.4	3.1	3.1	–	–	–
Restructuring costs	1.8	0.2	0.3	0.7	0.6	0.5	0.5	–	–	–
Loss (gain) on settlement of debt	–	–	–	–	–	1.0	–	–	1.9	(0.9)
Net gain on sale of non-core assets	–	–	–	–	–	(2.4)	–	(2.1)	(0.3)	–
Net earnings (loss) attributable to the company before specific items	$(28.0)	$(10.0)	$8.4	$(13.8)	$(12.6)	$(28.3)	$(10.4)	$(10.8)	$(13.6)	$6.5
Net earnings (loss) per share:
As reported	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
Before specific items	(1.93)	(0.69)	0.58	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2015	2014	2013
Cash provided (used) by operating activities	$(6.6)	$21.3	$(7.5)
Cash used by investing activities	(103.4)	(19.2)	31.4
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	(4.7)	(52.2)
Other investing activities	–	2.0	0.5
Non-cash working capital changes except changes in taxes and interest	(13.0)	(15.9)	8.6
Other	90.4	(0.7)	(2.2)
Free cash flow	$(37.6)	$(17.2)	$(21.4)

46	CATALYST PAPER 2015 ANNUAL REPORT

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(6.6)	$19.4	$(12.9)	$8.3	$(21.4)	$21.3	$3.3	$(8.8)	$3.1	$23.7
Cash provided (used) by investing activities	(103.4)	(10.7)	2.2	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	–	(5.0)	–	–	(4.7)	(0.1)	(4.2)	(0.4)	–
Other investing activities	–	0.6	(0.1)	–	(0.5)	2.0	0.8	0.4	0.6	0.2
Non-cash working capital changes except change in taxes and interest	(13.0)	(44.0)	33.3	(33.2)	30.9	(15.9)	(13.0)	13.8	(16.8)	0.1
Other	90.4	23.3	5.9	(5.5)	66.7	(0.7)	5.9	(7.3)	(12.7)	13.4
Free cash flow	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2015	2014	2013
Adjusted EBITDA	$48.7	$47.6	$46.1
Interest expense, excluding amortization	(45.1)	(34.1)	(35.5)
Capital expenditures	(34.5)	(21.9)	(23.4)
Reorganization costs	–	–	(0.6)
Employee future benefits, expense over (under) cash contributions [1]	(6.7)	(8.8)	(7.0)
Net operating cash flow from discontinued operations	–	–	(1.0)
Free cash flow	$(37.6)	$(17.2)	$(21.4)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

Management’s Calculation of Free Cash Flow by Quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$48.7	$15.1	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Interest expense, excluding amortization	(45.1)	(11.1)	(12.4)	(10.2)	(11.4)	(34.1)	(8.7)	(8.6)	(7.7)	(9.1)
Capital expenditures	(34.5)	(10.1)	(2.9)	(11.1)	(10.4)	(21.9)	(8.4)	(5.7)	(4.7)	(3.1)
Employee future benefits, expense over (under) cash contributions [1]	(6.7)	(5.3)	(0.1)	(1.0)	(0.3)	(8.8)	(1.9)	(1.7)	(3.3)	(1.9)
Free cash flow	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

12.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, Summary of significant accounting policies, in the December 31, 2015 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	47

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Purchase of U.S. Paper Mills

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

In accordance with the requirements of business combination accounting, we determined the net fair value for the acquired U.S. paper mills with the assistance of an independent financial advisor. The net fair value established as of the acquisition date of January 7, 2015 incorporated numerous major assumptions including management’s best estimate of future operating performance, forecasts of future product prices, and a discount rate based on the estimated blended rate of return required by our debt and equity investors.

As of September 30, 2015, adjustments were made to the preliminary fair value allocation to the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the preliminary fair value allocation to workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

The final allocation to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
$229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

48	CATALYST PAPER 2015 ANNUAL REPORT

The excess of the fair value assigned to the net assets acquired over the purchase price has been recognized in other income as a gain of $43.9 million. The company realized a gain on the asset purchase as it was a forced agreement. Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.

The company incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $4.5 million.

The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended December 31, 2015, was as follows:

January 7, 2015 to December 31, 2015
Sales	$885.6
Net loss	(14.9)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had taken place January 1, 2014. The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of these periods nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from synergies or other operational improvements.

	2015 [1]	2014
Sales	$1,991.1	$1,955.8
Net loss	(49.4)	(106.9)

1	The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations are from January 7, 2015 to December 31, 2015.

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are: (1) directly related to the business combination; (2) factually supportable; and (3) expected to have a continuing impact. These adjustments include, but are not limited to, the application of our accounting policies; elimination of related party transactions; depreciation and amortization related to fair value adjustments to property, plant and equipment and intangible assets including contracts assumed; and interest expense on acquisition related debt.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluation of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2015, we had a provision of $26.4 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $0.7 million in 2016.

Impairment of long-lived assets

Continued declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2015. In addition, the impact of the recently enacted countervailing duty on the U.S. export of supercalendered paper, as disclosed in note 28, Contingencies, was identified as a possible impairment indicator. Five asset groups were identified for the purpose of the impairment analysis: Crofton paper, Powell River, Port Alberni, Biron and Rumford. Assets and related liabilities were grouped by mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	49

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The net carrying amount of assets of all reporting units exceeded the projected undiscounted future cash flows, after adjusting for the estimated impact of the countervailing duties. All the business units passed the recoverability test, and therefore, no impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2015.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2016 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2017 to 2020 were based on independent, published market forecasts.

See note 6, Measurement Uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2015 for a description of inputs and assumptions used.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2015 a discount rate of 3.70% for pension and 4.00% for post-retirement benefits per year were determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2015, a rate of return of 6.25% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2015 a rate of compensation increase of 1.5% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2015 a health care trend rate of 5% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2015. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

50	CATALYST PAPER 2015 ANNUAL REPORT

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2015 expense	Net benefit obligation	Net 2015 Expense
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	20.3	1.4
1% decrease	N/A	N/A	(17.5)	(1.2)

Provision for bad debts and allowance for doubtful accounts

We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

As at December 31, 2015 accounts receivables comprised 20% of total assets. Included in this balance was a provision of $4.5 million for doubtful accounts, or 2.4% of accounts receivable (as at December 31, 2014 - $2.3 million for doubtful accounts, or 2.1% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2015 is adequate to provide for probable losses existing in accounts receivable.

Fair value measurement

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1	–	Quoted prices in active markets for identical assets or liabilities.

Level 2	–	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	–	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

As at December 31, 2015, we had currency contracts related to our U.S. dollar denominated sales. These contracts are reported at their fair value, as detailed above under the heading Financial Instruments.

Income taxes

The amounts recorded for deferred income tax assets and liabilities are based on various judgments, assumptions and estimates. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management’s best estimate and may vary from actual.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	51

At December 31, 2015 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

13.	Changes in Accounting Policies

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2015.

14.	Impact of Accounting Pronouncements Affecting Future Periods

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

15.	Risks and Uncertainties

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address our business risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

The recent acquisition of two U.S. paper mills exposes the company to market, environmental, financial and human resource risks

The completion of the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA has significantly increased Catalyst Paper’s operations, specialty paper market share, environmental footprint and supply requirements and significantly increases our operations in the United States. The acquisition exposes us to various risks, some of which are general in nature and some of which are unique to the operations of these mills, the regions they are located in, and the markets they sell their product to.

52	CATALYST PAPER 2015 ANNUAL REPORT

Key risks include but are not limited to:

•	ongoing decline in coated paper markets due to general weakness in North American and international demand and due to market share lost to lower cost product alternatives,

•	erosion of future profitability due to general inflation and regional price pressure on fibre and energy,

•	the introduction of onerous environmental laws and regulations that may impose restrictions on our operations and processes,

•	potential environmental and labour claims that may arise from circumstances not currently identified, including but not limited to instances of site contamination and labour grievances,

•	unexpected delays in production and major maintenance events may negatively impact operations, customer service and costs,

•	breakdowns, obsolescence and impairment of long-lived assets, parts and supplies may negatively impact operations, customer service and costs,

•	potential labour unrest may negatively impact operations, customer service and costs,

•	delays and unexpected costs associated with post-acquisition activities including transition, integration and system separation may negatively impact liquidity, free cash flow and future profitability,

•	unexpected issues with the assignment of supply agreements or credit terms with vendors may negatively impact operations, customer service and costs,

•	actual results falling short of earnings projections and synergies identified by management may negatively impact to liquidity, free cash flow and future profitability, and

•	management not having the capacity to complete an orderly transition and integration of the U.S. mills while simultaneously operating the Canadian mills.

Reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group may result in supply interruption

The newly acquired Biron paper mill is a semi-integrated mill that is connected by way of three subterranean tunnels to Verso Corporation’s Wisconsin Rapids pulp and paper mill. Biron currently relies on the Wisconsin Rapids mill for the supply of softwood kraft pulp which is required to produce Biron’s coated mechanical paper products. Biron also relies on the Wisconsin Rapids mill for waste transfer and treatment services, including the landfilling of fly ash generated by Biron’s power boilers and the treatment of process water by the Water Quality Center which is owned and operated by the Wisconsin Rapids mill. Wood is currently being purchased for the Biron mill by the Lake States Wood Supply Group which buys wood for a number of other regional mills that are owned and operated by Verso Corporation. An extended interruption in the supply of softwood kraft pulp or waste treatment services by the Wisconsin Rapids mill, or an interruption in wood supply by the Lake States Wood Supply Group, could have adverse consequences to our operations, customer service and costs. We have entered into agreements with Verso Corporation related to the supply of these goods and services that contain provisions and remedies that are intended to mitigate material losses due to extended supply interruptions. The recent Chapter 11 bankruptcy filings of both Verso Corporation and its affiliate, NewPage Corporation, could potentially have an adverse impact on such arrangements, however, other viable market options would be available to us.

We may not be able to successfully integrate the recently acquired U.S. paper mills into our operations

Any acquisition is accompanied by risks. For example, there may be significant change in commodity prices after we have committed to complete the transaction; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the final and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. The success of our acquisition will depend upon our ability to effectively manage the integration and operations of properties or assets we acquired and to realize anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that we will be able to successfully manage the integration and operations of the businesses or assets we acquire.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	53

There is a risk that our systems, procedures and controls will not be adequate to support the expansion of our operations resulting from the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA. Our future operating results could be affected by the ability of our officers and key employees to manage the changing business conditions and to integrate the Biron paper mill and the Rumford paper and pulp mill operations into our own. No assurance can be given that the acquisition of the Biron paper mill and the Rumford paper and pulp mill will result in the anticipated benefits expected from the acquisition. In addition, there may be liabilities, such as environmental liabilities, that we have failed to discover or have underestimated in connection with the acquisition. There may also be capital expenditure requirements that we have failed to discover or underestimated in connection with the acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on our business, financial condition or future prospects.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may not be able to maintain the required level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that governs the ABL Facility and Term Loan and the indentures that govern our 2017 Notes (including the Offered Notes) restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes (including the Offered Notes), the Term Loan and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility and Term Loan could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreements that governs the ABL Facility and Term Loan and the indentures that govern the 2017 Notes (including the Offered Notes), we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt,

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

54	CATALYST PAPER 2015 ANNUAL REPORT

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

•	increasing our vulnerability to general adverse economic and industry conditions,

•	exposing us to the risk of increased interest rates as certain of our borrowings including our borrowings under the ABL Facility are at variable rates of interest,

•	limiting our flexibility in planning for and reacting to changes in our industry,

•	placing us at a disadvantage compared to other, less leveraged competitors, and

•	increasing our cost of borrowing.

There is a limited trading market for the company’s common shares

Although our common shares are listed on the TSX, certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

Certain holders of common shares may also be creditors of the company and may seek to dispose of such securities to obtain liquidity. Such sales could cause the trading prices for these securities to be depressed. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

Our business is of a cyclical nature and demand for our products may fluctuate significantly

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last five years.

We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2015 one of the paper machines at our Crofton mill continues to be indefinitely curtailed. On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River due to a lack of orders and a declining market for the paper manufactured on No. 9. On September 1, 2015, we indefinitely curtailed Paper Machine No. 12 at Rumford due to a lack of orders and a declining market for the coated paper manufactured on No. 12. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices. Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	55

Media trends may lead to continued declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage have had and continue to have adverse effects on traditional print media.  As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may continue to decline on a long-term basis.

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The acquisition on January 7, 2015 of the U.S. paper mills will continue to further increase the company’s U.S. dollar exposure on sales and costs. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars including our 2017 Notes (including the Offered Notes), our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

We face significant global competition

We compete with American, European and Asian producers in highly competitive global markets. Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is also affected by the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States. For 2015, 84% of our pulp sales and 16% of our paper sales were international. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We export a significant quantity of SC paper from Canada to the United States. On December 10, 2015, the DOC issued its Final Order to impose countervailing duties on Canadian imports of SC paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 18.85%, the weighted average rate of the two companies for whom individual investigations were conducted. The imposition of countervailing duties may negatively impact the profitability of SC paper exports into the United States and our ability to compete against U.S. producers of SC paper. On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review.

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We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

For our B.C. operations, approximately 70%of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us. We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

As it relates to the newly acquired U.S. paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 47% of fibre at the Rumford mill and 18% of fibre at the Biron mill. For the Biron mill, which currently relies on the Lake States Wood Supply Group for its wood supply, wood supply interruption is a potential risk in 2016 along with the other regional mills owned by Verso Corporation, if the region experiences a challenging late winter or longer winter break-up period given the very low inventories at the Biron mill and.

For our B.C. operations, approximately 70% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. For our newly acquired U.S. operations, approximately 98% is sourced directly from third parties with the remaining 2% sourced from short term stumpage purchases.

Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

We are dependent on the supply of certain raw materials

In addition to wood fibre, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2015 we had recorded net losses in 11 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and, until recently, a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Term Loan. While the acquisition on January 7, 2015 of the U.S. paper mills will provide additional sources of income, the operation of these newly acquired mills and the related transition and integration activities may place additional pressure on future liquidity.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business.  In Canada, our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2019.  In the United States, our labour agreements with the unions located in our Biron, Wisconsin manufacturing facilities expire on March 31, 2018 while the agreements with the unions in our Rumford, Maine facility expire on June 30, 2018.

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We are dependent on third party transportation providers

We are dependent on third party service providers for the transportation of our raw materials and products by rail, truck, barge or ship. Material disruptions in the operations of our transportation service providers due to weather, seasonal impacts, labour disruptions or other factors could negatively affect our ability to meet customer demand in a timely manner and result in increased costs and a material adverse impact on our business, the results of our operations and reputation.

Claims of aboriginal title and rights in Canada may affect our operations

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations. The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

On January 22, 2016, a Notice of Civil Claim was filed jointly by the Halalt, Sunvault Energy Inc., and Aboriginal Power Corp., alleging that Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The claim brought against Catalyst by the Halalt and its partner, Sunvault, relates to a long-term joint venture biomass project at the Crofton mill that the Halalt proposed to Catalyst. Aboriginal Power Corp. is an affiliated entity of both Sunvault and the Halalt. Catalyst was concurrently evaluating a distinctly different proposal by another party.

Ultimately, Catalyst decided not to proceed with either joint-venture proposal.

After informing the Halalt of our decision, they filed a claim against Catalyst for breach of contract in connection with the long-term joint venture biomass project proposed by the Halalt and Sunvault seeking, among other things, approximately $100 million in damages. Also on January 22, 2016, a Notice of Civil Claim was filed by the Halalt First Nation and its members alleging Catalyst has illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of Catalyst’s Crofton Mill since 1957. The Halalt is seeking, among other things, an interim and permanent injunction restraining Catalyst from conducting its operations at the Crofton Mill that interfere with the Halalt’s claimed riparian, water and land rights and are also seeking approximately $2 billion in damages. Catalyst denies the allegations in both claims and intends to vigorously defend itself.

Increases in energy costs could have a negative impact on our business

Our operations consume a significant amount of electricity, natural gas and fuel oil.  Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

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In British Columbia, although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels.  In the past three years, rate increases totaled 27% which added $30 million to our costs annually.  In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $13 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $33 million per year in each of the next two years of the plan.  If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings.  We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Electricity costs in our U.S. operations are mitigated by the larger proportion of self-generation capacity.  The Biron, Wisconsin mill is supplied by a regulated utility and the rates are projected to be relatively stable for this year.  The mill in Rumford, Maine operates in a deregulated jurisdiction and has the capacity to generate all of its electrical needs with self-generation and effectively hedges power costs with the fuel costs for self-generation.

The U.S. operations both consume significant volumes of coal; this pricing is set in annual contracts.

Our Canadian and U.S. mills consume oil and natural gas which are purchased on spot markets and for which pricing fluctuates significantly due to various external factors.  We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program.  There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

We are subject to significant environmental regulation

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, water regulation, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations.  It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities.  We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia. As a result of pleading guilty to the foregoing charges, under new environmental legislation expected to come into force in the first half of 2016, Catalyst would be subject to stiffer fines for subsequent such incidents and other offences.

Our Canadian operations may be affected by the regulation of greenhouse gases: The Federal government has proposed combustion appliance based standards which could come into effect in 2020 and all Canadian mills currently meet those standards with ease. British Columbia announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

Our U.S. operations are subject to various stringent air regulations including the USEPA’s Maximum Achievable Control Technology (MACT) standards.  One boiler at Biron and two at Rumford are impacted by the standard and may require capital infusion of approximately $6 million in total by end of 2016 to meet their respective deadlines of January 31, 2017.  Federal authorities could revise the standard before it comes into force and the company continues to consider all approaches to reaching compliance including fuel switching, emissions controls, and energy reduction initiatives.

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Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business

Our business is capital intensive. Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects. We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement. The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects. These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

We may be subject to litigation which could result in unexpected costs and expenditure of time and resources

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues. Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants. Catalyst sold its interest in the Snowflake mill in January, 2013, and therefore, the new owner will become a party to the adjudication as a result of its acquisition of the mill. Native American tribes and the United States government contend that the Snowflake mill’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities. It is possible that we could be the target of similar litigation in future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full

We extend trade credit to many purchasers of our products and rely on their creditworthiness. Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy. We will typically have a greater number of such customers during economic downturns. The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

We are dependent upon certain of our management personnel

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience. Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs.  We have implemented our chain-of-custody systems to verify that selected paper products contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands.  Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

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Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our Canadian mills are located in seismically active areas

Our three operating mills in Canada are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Our mills in the United States are partially located on flood plains

Our two U.S. based mills are situated adjacent to rivers. These rivers occasionally experience rising water levels and as such are susceptible to risk of damage or destruction caused by floods. Our insurance may not cover the total losses associated with damage or destruction caused by floods and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable. Both mills have comprehensive flood response plans that are tested annually and early warning systems that alert the mills to rising water levels.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2015 the underfunded liability associated with the defined benefit pension plans was $108.5 million and the underfunded liability associated with the other post-retirement benefit plans was $172.9 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2016, we are required to contribute $6.5 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

As at February 29, 2016, we have outstanding US$260.5 million of 2017 Notes (including the Offered Notes) and $16.5 million of Term Loans. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding 2017 Notes (including the Offered Notes) at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. The credit agreement for the Term Loan entered into on March 20, 2014 contains a provision whereby the loan will be deemed to be in default in the case of a change in legal control. On the occurrence of an event of default the Term Loan becomes due and payable in whole together with any accrued interest. We may not have sufficient financial resources to fund any such repurchase.

16.	Governance and Management Systems

Corporate governance

Our senior governing body is made up of a seven-member Board of directors and three Board committees. The individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

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Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

Board committees

Our three standing Board committees consist of an audit committee, an environmental health and safety committee and a governance, human resources and compensation committee. These committees establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The governance, human resources and compensation committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2015, six of seven directors, including the Board chair and excepting only the President and CEO, were independent.

Risk and management systems

We recognize the importance of good risk and management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which are reviewed by our Board’s audit committee every year.

Code of conduct

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2015.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

17.	Sensitivity Analysis

Our earnings are sensitive to fluctuations in:

Product price

Our products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

Foreign exchange

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

Freight costs

Our earnings could be significantly affected by changes in the cost of freight, which is highly corrected with fuel prices. Fuel prices fluctuate significantly and are sensitive to general economic factors such as supply shocks and global economic growth.

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Fibre

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our adjusted EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	Adjusted EBITDA [1]	Net earnings [2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Uncoated Paper	$6	$4	$0.31
Coated Paper	13	10	0.65
Newsprint	4	3	0.22
Pulp	5	4	0.24
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	12	8	0.57
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	2	1	0.09
Electricity – direct purchases	9	7	0.46
Coal – direct purchases	2	1	0.09
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.16
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes)	18	13	0.89
1	Refer to section 11, Non-GAAP measures.
2	Based on an expected long-term tax rate of 26%.
3	Based on annualized sales of Q4 2015 and foreign exchange rate of US$0.75.
4	Based on Q4 2015 annualized net cash flows and a movement to US$0.76 from US$0.75 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2015 annualized consumption levels and an exchange rate of US$0.75.

18.	Outlook

Economy

The United States is expected to continue to lead global economic growth in 2016. Divergent monetary policies and the continued decline in oil and other commodity prices due to supply and demand imbalances have supported a strengthening U.S. dollar against most currencies, including the Canadian dollar, and we expect this trend to persist into 2016.  Volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

North American paper markets are expected to remain challenging in 2016 with the continued migration to electronic media.  Although there were significant capacity reductions in the year in the North American newsprint and coated paper markets, this was offset by declining demand and higher foreign imports into the U.S. We expect that coated and uncoated paper demand will decline in the first half of 2016 before rebounding in the seasonally stronger second half of the year. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.  Our directory sales are mostly under contract, and therefore, we do not expect pricing and demand to fluctuate significantly through the first half of 2016.

Newsprint demand in 2016 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet.  Newsprint prices for the remainder of the year will depend on the supply and demand balance. We are in the process of implementing a number of announced newsprint price increases on a 48.8 gsm basis. For the U.S., a US$20 per tonne increase on January 1st, with another US$20 per tonne increase on February 1, 2016. For Canada, a $15 per tonne increase on January 1st, with another $20 per tonne on February 1, 2016.

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For NBSK pulp, Chinese buying patterns and requirements are expected to continue to drive the market in 2016.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of power costs for our B.C. operations that will be unfavourably impacted by an announced energy cost rate increase of 4.0%, effective April 1, 2016. Declining fibre prices in the regions where our U.S. paper mills are located due to recent regional pulp and paper capacity closures are expected to have a deflationary impact on the furnish costs of our U.S. operations in 2016.

Having successfully completed the transition and system cutover with regard to the acquired U.S. paper mills, there will be an anticipated saving in related overhead and capital costs, but this will be partially offset by the full-year cost of incremental staff and infrastructure that were added in 2015 to support the marketing, operational and logistical activities of the U.S. paper mills. We will continue to drive savings through operational improvements by leveraging our OFI program and our mill revitalization program.

We will continue to optimize our product mix by increasing our market share in higher margin coated freesheet and coated one-sided specialty paper, and by targeting reduced basis weights in our coated groundwood and newsprint products. Our renewed focus in 2015 on new product development has yielded positive results, with a variety of specialty paper products and extensions to our existing products either at or near commercialization.

We will continue to pursue benefits under the BC Hydro Power Smart Program, having completed G13 at our Powell River mill in the quarter. A second project has been approved under the Program, with construction at our Crofton mill scheduled to commence in 2016 and slated for completion in 2017. In addition to the Power Smart Program, we will continue participating in BC Hydro’s load curtailment pilot initiative at our three Canadian mills. We will continue our discussions with key stakeholders on a suite of additional potential initiatives to further mitigate the impact of energy rate escalation.

Our maintenance plan for 2016 includes a total mill outage at our Crofton mill that was delayed from 2015, and our regular outages related to power and recovery boilers.

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The following table summarizes major planned maintenance shutdown costs and related production downtime for 2016:

	2016
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other [1]	–	–	–	–	–	0.2	–	–	–	0.2
Boilers	–	–	–	–	–	0.6	–	1.0	–	1.6
Crofton
TMO	–	–	4,800	2.5	–	–	–	–	4,800	2.5
Capital	–	–	3,400	–	–	–	–	–	3,400	–
Pulp	–	–	9,600	5.7	–	–	–	–	9,600	5.7
Boilers	–	3.8	–	–	–	–	–	–	–	3.8
Powell
Boilers	–	0.2	–	2.7	–	–	–	–	–	2.9
Biron
Boilers	–	–	–	–	–	2.2	–	–	–	2.2
Rumford
Pulp	–	–	–	–	–	–	2,400	8.8	2,400	8.8
Boilers	–	–	–	–	–	3.9	–	3.7	–	7.6
Total	–	4.0	17,800	10.9	–	6.9	2,400	13.5	20,200	35.3

1 Includes maintenance in 2nd quarter on precipitator and maintenance in 3rd quarter on steam turbine generator.

Capital spending on both our Canadian and U.S. operations is expected to not exceed $35 million and will be managed to balance cash flow.

The company will continue to hedge a portion of its U.S. dollar denominated sales in accordance with its policy to manage currency risk.

We expect a reduction in costs in Q1 2016 compared to the fourth quarter due to a lighter major maintenance spend, which will include a power boiler outage at our Crofton mill.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2016 other than for our operations, working capital fluctuations, interest payments, Term Loan repayments and pension funding related to our Canadian and U.S. pension plans including our multi-employer pension plans. Based on liquidity currently at our disposal, we believe that we will be able to fund these requirements.

19.	2016 Key Objectives

In 2016, we will focus on objectives and initiatives in four areas:

Social

•	Safety: reduce medical incident rate by a minimum of 20% compared to the prior year.

•	Improve employee performance through adoption of incentive pay plans for both hourly and salaried employees that are aligned to company objectives.

•	Implement a new performance management system for salaried employees.

•	Design and implement a new operator technical training program to support learning and higher productivity.

•	Utilize change management techniques and enhanced internal communications to increase employee awareness, alignment and move further forward to a culture of ownership and accountability.

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Financial

•	Deliver positive free cash flow results by increasing operating earnings, reducing overhead costs, and further optimizing our capital structure.

•	Increase the value of benefits realized under the company’s OFI program from the prior year.

•	Improve cost competitiveness and productivity through revitalization of our five mills.

•	Develop and execute a debt refinancing plan.

Commercial

•	Optimize our product mix by increasing our market share of higher-margin coated freesheet and coated one-sided specialty paper, and reducing the basis weight of our other paper grades.

•	Expand our product offering through new product development by commercializing and growing market share in a variety of specialty paper products.

Environmental

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in.

•	Develop and implement a Corporate Social Responsibility (CSR) strategy.

•	Strengthen Catalyst’s standing with mill communities and with First Nations.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

20.	Disclosure Controls and Internal Control over Financial Reporting

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2015. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2015. The assessment is based on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 1992” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. We are in the process of integrating the acquired mills into our internal control environment. With the exception of internal controls related to the acquired mills, we did not make any changes in internal controls over financial reporting during the period ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2015 management has assessed the effectiveness of the company’s internal control over financial reporting. Based on this assessment, management has determined the company’s internal control over financial reporting was effective as of December 31, 2015 and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 29, 2016 to that effect.

66	CATALYST PAPER 2015 ANNUAL REPORT

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at www.catalystpaper.com, or on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	67